UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Applied Genetic Technologies Corporation

(Name of Subject Company)

Applied Genetic Technologies Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03820J 100

(CUSIP Number of Common Stock)

Susan B. Washer

President and Chief Executive Officer

Applied Genetic Technologies Corporation

14193 NW 119th Terrace, Suite 10

Alachua, Florida 32615

(386) 462-2204

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Stacie S. Aarestad Ryan M. Rourke Reed Foley Hoag LLP 155 Seaport Boulevard Boston, MA 02110 (617) 832-1000	Hope R. D’Oyley-Gay General Counsel Applied Genetic Technologies Corporation One Kendall Square, 1400W, Suite 14102 Cambridge, MA 02139 (617) 843-5728

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Applied Genetic Technologies Corporation, a Delaware corporation (the “Company”). The Company’s principal executive office is located at 14193 NW 119th Terrace, Suite 10, Alachua, Florida, 32165 and the telephone number is (386) 462-2204.

Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.001 per share (the “Common Stock”). As of the close of business on October 21, 2022, there were (i) 67,632,195 shares of Common Stock issued and outstanding, (ii) 53,620 shares of Common Stock held by us in treasury, (iii) 6,535,786 shares of Common Stock issuable pursuant to outstanding stock options, and (iv) 1,014,300 shares of Common Stock subject to restricted stock units issued under our 2013 Stock Incentive Plan.

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “-Name and Address” in Item 1, which information is incorporated herein by reference.

Tender Offer and Merger.

This Schedule 14D-9 relates to a tender offer by Alliance Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Alliance Holdco Limited, a private limited company organized under the laws of England and Wales (“Parent”), to purchase all of the issued and outstanding shares of Common Stock (the “Shares”) for (1) $0.34 per Share (the “Cash Consideration”), to the holder in cash, without interest and less any applicable withholding taxes, plus (2) one (1) non-transferable contractual contingent value right per Share (a “CVR”) representing the right to receive certain consideration based on the achievement of certain milestones, in an aggregate amount of up to $50.0 million for all Shares, payable in cash, without interest and net of applicable withholding taxes (the Cash Consideration plus one (1) CVR is referred to herein collectively as the “Offer Price”), subject to and in accordance with the terms and conditions of a Contingent Value Rights Agreement (the “CVR Agreement”) to be entered into by Parent and a duly qualified rights agent acceptable to both Parent and the Company (the “Rights Agent”) and all upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated October 26, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The maximum amount that may be paid upon achievement of all of the milestones is $50.0 million. Based on the number of currently outstanding Shares and Company RSUs, a maximum of 68,646,495 CVRs would be issued in connection with the Merger and the maximum aggregate cash payment per CVR would be approximately $0.73 (without interest and less any applicable withholding taxes), consisting of up to $0.18 per CVR in respect of Milestone 1, if achieved, and $0.18 per CVR for each of Milestone 2, Milestone 3 and Milestone 4 (each as described below under the Section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Parent and Purchaser and Their Affiliates—Form of Contingent Value Rights Agreement”), if achieved. The foregoing does not include any CVRs that would be issued if additional Shares were to become outstanding: (i) as a result of the exercise of Company Options (as defined below) on or prior to the Effective Time (as defined below), of which there are 6,535,786 outstanding Company Options having a weighted average exercise price of $4.64 per share; (ii) as a result of the exercise of Company Warrants (as defined below) issued in February 2021 at any time prior to their expiry in 2026, of which there are warrants to purchase 8,370,786 Shares with an exercise price of $6.00 per share; and (iii) as a result of the exercise of the Company Warrants issued in July 2022 at any time prior to their expiry in 2027, of which there are warrants to purchase 19,166,667 Shares with an exercise price of $0.60 per share. The Company Warrants issued in July 2022 also provide that the holders thereof may alternatively exercise a right to cause the Company to purchase such warrants from the holders thereof for a Black-Scholes-based cash payment. Because the maximum amount that may be paid upon achievement of all of the milestones is capped at $50.0 million and is divisible by the number of CVRs outstanding, the maximum amount payable per CVR would decrease if additional CVRs were issued as a result of the exercises of such Company Options and Company Warrants.

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent, Purchaser, Syncona Portfolio Limited, a private limited company incorporated in Guernsey (“Syncona Portfolio”), of which Parent is a wholly owned subsidiary, and Syncona Investment Management Limited, a private limited company incorporated in England and Wales (“Syncona Investment”), with the Securities and Exchange Commission (the “SEC”) on October 26, 2022. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, hereto and are incorporated by reference herein.

The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), dated as of October 23, 2022, among the Company, Purchaser and Parent, pursuant to which, among other matters, after the completion of the Offer, the satisfaction or waiver of certain conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will merge with and into the Company (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with the Company continuing as the surviving corporation of the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent, without a meeting or vote of the stockholders of the Company. The Merger will be governed by Section 251(h) of the DGCL, which provides that, following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation owns at least the amount of shares of each class of stock of the target corporation that would otherwise be required to adopt a merger agreement for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

At the effective time of the Merger (the “Effective Time”), the Shares not tendered pursuant to the Offer (other than (i) any Shares owned by the Company (or held in the treasury of the Company), (ii) any Shares owned by Syncona Limited (“Syncona”) or any other direct or indirect wholly owned subsidiary of Syncona immediately prior to the Effective Time which will be canceled without any conversion thereof and no consideration will be delivered in exchange therefor, and (iii) any Shares held by stockholders who have properly exercised and perfected their demands for appraisal of such Shares in accordance with the DGCL and have neither withdrawn nor lost such rights prior to the Effective Time) will each be canceled and converted automatically into the right to receive the Offer Price (the “Merger Consideration”) in each case without interest thereon, without regard to any applicable vesting or employment based forfeiture conditions, and subject to any withholding of taxes, upon surrender of the certificate that formerly evidenced such Share or, with respect to uncertificated Shares, upon the receipt by Computershare Trust Company, N.A. of proper messaging from The Depository Trust Company that the Shares are tendered as further described in the Schedule TO. In addition, each option to purchase shares of Common Stock from the Company (“Company Options”) with a per share exercise price that is less than the Cash Consideration, whether vested or unvested, will, automatically and without any required action on the part of the holder thereof, be cancelled and converted into only the right to receive (without interest and subject to applicable withholding taxes), as soon as reasonably practicable (but in any event within ten (10) Business Days) following the Effective Time, (I) an amount in cash equal to the product of (i) the excess of (A) the Cash Consideration over (B) the exercise price per share of such Company Option, and (ii) the number of Shares underlying such Company Option and (II) one (1) CVR for each Share subject to such Company Option in accordance with and subject to the CVR Agreement (each such Company Option, an “In-the-Money Company Option”); provided, for the avoidance of doubt, that no cash amount and no CVRs shall be payable with respect to a Company Option that has a per share exercise price that exceeds the Cash Consideration and such Company Option will be cancelled and terminated without any payment or delivery being made in respect thereof (whether in the form of cash or a CVR), and the holder of any such Company Option shall have no further rights with respect thereto. Each restricted stock unit representing shares of Common Stock of the Company (each, a “Company RSU”) that is outstanding immediately prior to the Effective Time will, automatically and without any required action on the part of the holder thereof, vest in full and automatically be canceled and converted into the right to receive (without interest and subject to applicable withholding) as soon as reasonably practicable (but in any event within ten (10) Business Days) following the Effective Time, (I) an amount in cash equal to (x) the number of Shares subject to such Company RSU immediately prior to the Effective Time multiplied by (y) the Cash Consideration and (II) one (1) CVR for each Share subject to such Company RSU in accordance with and subject to the CVR Agreement. At the Effective Time, each holder of certain unexpired and unexercised Company Warrants that include provisions entitling the warrant holder to receive a “Black Scholes Value”, as defined in the applicable warrant agreement (each such warrant a “BSV Warrant”), will be entitled to receive either, (i) upon exercise of such BSV Warrant, (A) an amount of cash equal to the product of (x) the aggregate number of Shares for which such BSV Warrant was exercisable immediately prior to the effective time of the Merger and (y) the excess, if any, of the Cash Consideration over the per share exercise price under such BSV Warrant and (B) one (1) CVR for each Share subject to such BSV Warrant in accordance with and subject to the CVR Agreement, or (ii) at the holder’s option, exercisable at any time concurrently with, or within thirty (30) days following, the Effective Time, an amount in cash equal to the “Black Scholes Value” calculated pursuant to the terms of the applicable warrant agreement. At the Effective Time, each unexpired and unexercised Company Warrant that is not a BSV Warrant will be entitled to receive, upon exercise of such Company Warrant, (A) an amount of cash equal to the product of (1) the aggregate number of Shares for which such Company Warrant was exercisable immediately prior to the effective time of the Merger and (2) the excess, if any, of the Cash Consideration over the per share exercise price under such Company Warrant and (B) one (1) CVR for each Share subject to such Company Warrant and in accordance with and subject to the CVR Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The obligation of Purchaser to purchase Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the expiration of the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, but not limited to, (i) that the number of Shares validly tendered and not validly withdrawn, together with any Shares (if any) beneficially owned by Parent or any subsidiary of Parent, equal at least one Share more than 50% of all Shares outstanding immediately prior to the expiration of the Offer (treating, for such purpose, Company RSUs as outstanding Shares) plus the aggregate number of Shares issuable to holders of Company Options and Company Warrants from which the Company has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Company Options and Company Warrants), (ii) the absence of any injunction or other legal restraint or requirement which has the effect of prohibiting the consummation of the Offer or making the Offer or the Merger illegal, (iii) since the date of the Merger Agreement, there has not occurred any Company Material Adverse Effect (as defined in the Merger Agreement), (iv) material compliance by the Company with its covenants under the Merger Agreement, (v) the accuracy of representations and warranties made by the Company in the Merger Agreement, (vi) the absence of any legal proceeding in which a governmental body is a party challenging the Offer or the Merger, (vii) that the aggregate liability of the Company for the Black-Scholes Value (as defined in the BSV Warrants) potentially payable to holders of the BSV Warrants shall not exceed $9,500,000 as of the time the Offer expires, as calculated (A) in accordance with the Company Disclosure Schedule (as defined below) and as if determined at the expiration time of the Offer and (B) as if all holders of the BSV Warrants outstanding as of the expiration time of the Offer are deemed to have exercised their rights under the BSV Warrants to receive payments for the Black-Scholes Value from the Company at the expiration time of the Offer and (viii) other customary conditions (collectively, the “Offer Conditions”). The obligations of Parent and Purchaser to consummate the Offer and the Merger under the Merger Agreement are not subject to a financing condition.

The Offer will initially expire at 5:00 p.m. Eastern Time on November 28, 2022 (the “Initial Expiration Date”), unless otherwise agreed to in writing by Parent and the Company. The expiration date may be extended under the following circumstances: (i) if, as of the then-scheduled expiration date, any Offer Condition is not satisfied and has not been waived by Purchaser or Parent, to the extent waivable, Purchaser may, in its discretion (and without the consent of the Company or any other person), extend the Offer for additional periods of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied, and (ii) if, as of the Initial Expiration Date, any Offer Condition is not satisfied and has not been waived by Purchaser or Parent, to the extent waivable, at the request of the Company, Purchaser will, and Parent will cause Purchaser to, extend the Offer on one (1) occasion for an additional period of up to eight (8) business days (or such other period as the parties may agree), to permit such Offer Condition to be satisfied. In no event will Parent or Purchaser: (i) be required to extend the Offer beyond the earlier to occur of the valid termination of the Merger Agreement and February 28, 2023 (the “Extension Deadline”); or (ii) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company.

Parent has formed Purchaser for the purpose of effecting the Offer and the Merger. As set forth in the Schedule TO, the address of Parent and Syncona Investment is 8 Bloomsbury Street, London, United Kingdom, WC1B 3SR; the address of Purchaser is 251 Little falls Drive, City of Wilmington, County of New Castle, Delaware 19808; and the address of Syncona Portfolio is Arnold House, PO Box 273, St. Julian’s Avenue, St. Peter Port, Guernsey GY1 3RD. The telephone number of each of Parent, Purchaser, Syncona Portfolio and Syncona Investment is +44 20 3981 7909.

The Company has made information relating to the Offer available online at www.agtc.com and the Company has filed this Schedule 14D-9, and Parent, Purchaser, Syncona Portfolio and Syncona Investment have filed the Schedule TO, with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, including in the Form 10-K/A of the Company filed with the SEC on October 24, 2022 and as filed as Exhibit (e)(18) to this Schedule 14D-9 (the “Form 10-K/A”) and incorporated herein by reference, as of the date of this Schedule 14D-9, to the Company’s knowledge, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) the Company’s executive officers, directors or affiliates, or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates, on the other hand.

The Company’s Board of Directors (the “Board”) was aware of all such contacts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters, as set forth in Item 4 below under the heading “Reasons for the Recommendation of the Board.”

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Arrangements with Parent and Purchaser and Their Affiliates

Merger Agreement

On October 23, 2022, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the Conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.

The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by the Company to Parent and Purchaser and representations and warranties made by Parent and Purchaser to the Company. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about the Company, Parent or Purchaser in the Company’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure schedule (the “Company Disclosure Schedule”) provided by the Company to Parent and Purchaser in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC.

Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts or conditions about the Company, Parent or Purchaser. The Company’s stockholders and investors are not third-party beneficiaries of the Merger Agreement, (except (i) with respect to the right of Indemnified Parties (as defined below in this Item 3 under the heading “Indemnification; Directors’ and Officers’ Insurance” to indemnification and other rights described in the Merger Agreement and (ii) from and after the time at which Purchaser irrevocably accepts for purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer (the “Acceptance Time”) and the Effective Time (as applicable), the rights of holders of Shares, Company Options, Company RSUs and Company Warrants to receive the Merger Consideration), and should not rely on the representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent or Purchaser, or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosure.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase, which are incorporated herein by reference, do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Form of Contingent Value Rights Agreement

At or prior to the Acceptance Time, Parent will enter into a CVR Agreement with the Rights Agent. The CVRs represent the right to receive up to $50.0 million in the aggregate, payable in cash, without interest and less any applicable withholding taxes, and allocated among the outstanding CVRs, if the following milestones are achieved:

•

Milestone 1. Parent will be obligated to pay up to $12.5 million, in the aggregate, upon the (a) sale, license, transfer, spin-off of, or the occurrence of any other monetizing event, whether in a single or multiple transactions, involving, all or any part of the Non-RPGR Assets (as defined in the CVR Agreement), (b) the sale or transfer of the Bionic Sight Equity (as defined in the CVR Agreement) and/or (c) the sale, lease or transfer of the Manufacturing Assets (as defined in the CVR Agreement), in each case, that closes on or prior to the date that is 18 months after the date of the closing of the Merger. The aggregate amount payable in connection with such milestone will be equal to the amount by which the sum of (i) 60% of the Gross Proceeds (as defined in the CVR Agreement) attributable to the Non-RPGR Assets and/or (ii) 100% of the Gross Proceeds attributable to the Bionic Sight Equity and/or (iii) 100% of the Gross Proceeds attributable to the Manufacturing Assets (reduced by the amount of certain taxes and expenses as more particularly described in the CVR Agreement), collectively, exceeds $5.0 million;

•

Milestone 2. Parent will be obligated to pay an aggregate amount equal to $12.5 million upon obtaining U.S. Food and Drug Administration (the “FDA”) approval of a Biologics License Application (BLA) for AGTC-501 to treat patients with XLRP caused by mutations in the RPGR gene, as evidenced by the written notice of such approval by the FDA, which approval (a) must be consistent with the patient population, at a minimum, as established by the inclusion/exclusion criteria of patients studied in the pivotal clinical trial, (b) may be subject to conditions of use, contraindications, or otherwise limited, and (c) may contain a commitment to conduct a post-approval study or clinical trial (the “Marketing Approval”);

•

Milestone 3. Parent will be obligated to pay an aggregate amount equal to $12.5 million if, as of the date of the Marketing Approval, no other AAV gene therapy product expressing the RPGR protein (including any derivative or shortened version of the RPGR protein) has received a marketing approval from the FDA; and

•

Milestone 4. Parent will be obligated to pay an aggregate amount equal to $12.5 million the first date on which Net Sales (as defined in the CVR Agreement) of AGTC-501 in any calendar year is equal to or exceeds $100.0 million.

“Gross Proceeds” means the aggregate amount of (a) all cash consideration actually received by Parent or Parent Affiliates in connection with the achievement of Milestone 1 and (b) with respect to any non-cash consideration actually received by Parent or Parent Affiliates in connection with the achievement of Milestone 1, including shares of stock, all amounts received by Parent or Parent Affiliates in connection with the monetization of such non-cash consideration only to the extent such monetization event occurs and such amounts are received by Parent or Parent Affiliates on or before the fifth anniversary of the Closing Date of the Merger (the “Milestone 1 Non-Cash Payment Deadline Date”). Rights to receive future payments, including royalty streams, milestone payments, amounts placed in escrow or other contingent payments shall not be treated (as such) as “non-cash consideration” but shall only be counted as Gross Proceeds to the extent that such payments are released from escrow or otherwise monetized by the Parent or Parent Affiliates on or before the Milestone 1 Non-Cash Payment Deadline Date. The assumption of any future liability or obligation will not be treated as “non-cash consideration” and will be disregarded. For clarity, (i) if the achievement of Milestone 1 also involves assets that are not related to Non-RPGR Assets and/or Bionic Sight Equity and/or Manufacturing Assets, but are related to other proprietary technology, products or assets of Parent or Parent Affiliates, then the total consideration will be allocated among such Non-RPGR Assets and/or Bionic Sight Equity and/or Manufacturing Assets and such other technology, products and assets, and only that consideration allocated to the achievement of Milestone 1 will be included in Gross Proceeds and (ii) any Gross Proceeds received by Parent or any Parent Affiliates that relate to the Manufacturing Assets will be reduced by any future amounts that Parent or any Parent Affiliates is committed to pay to the transferee of the Manufacturing Assets or any of its affiliates. In addition, Gross Proceeds shall be reduced by the sum of: (y) any and all Taxes (including any income tax, profits tax, license tax, capital gains tax, gross receipts tax and value-added tax) imposed by a Governmental Body and paid or payable by Parent or any Parent Affiliate with respect to any Gross Proceeds and (z) all out-of-pocket transaction costs incurred by Parent or any Parent Affiliate for the negotiation, entry into and closing of a Milestone 1 transaction, including any broker fees, finder’s fees, advisory fees, accountant or attorney’s fees.

“Net Sales” means the gross amount invoiced by Parent, any Parent Affiliates (including the Surviving Corporation) or any of its Sublicensees to a Third Party (as defined in the CVR Agreement) for sales or transfers for value of AGTC-501, less certain deductions calculated in accordance with generally accepted accounting principles.

If (i) Milestone 1 is achieved, Parent will pay, an amount per CVR equal to the quotient of: (A) the amount by which the sum of (i) sixty percent (60%) of the Gross Proceeds attributable to the Non-RPGR Assets and/or (ii) one hundred percent (100%) of the Gross Proceeds attributable to the Bionic Sight Assets and/or (iii) one hundred percent (100%) of the Gross Proceeds attributable to the Manufacturing Assets (reduced as set out in the final sentence of the definition of Gross Proceeds above), collectively, exceeds five million dollars ($5,000,000), divided by (B) the total number of CVRs outstanding as of the date of achievement of Milestone 1; provided, however, that, in no event shall the aggregate amount payable to all Holders of CVRs in connection with the achievement of Milestone 1 exceed twelve million five hundred thousand dollars ($12,500,000) in the aggregate.

More than one milestone may be achieved in a given calendar year, and each milestone may only be achieved once (except that Milestone 1 may consist of a single or multiple transactions provided, however, that in no event shall the aggregate amount payable to all holders of CVRs in connection with Milestone 1 exceed $12.5 million). Accordingly, the aggregate payments to holders of CVRs pursuant to the CVR Agreement will not exceed $50.0 million. There can be no assurance that any of the milestones will be achieved and Parent has no obligation to cause any of the Milestones to be achieved. If a milestone is not achieved, the associated payment will not be payable to the holders of the CVRs. No interest will accrue or be payable in respect of any of the amounts that may become payable on the CVRs.

The terms of the CVRs described above reflect the parties’ agreement over the sharing of potential economic upside benefits from future potential net sales of AGTC-501, if approved, and do not reflect anticipated net sales of AGTC-501. There can be no assurance that such levels of net sales will occur or that any or all of the payments in respect of the CVRs will be made.

If a milestone is not achieved during a calendar year, then within 60 days after the end of such year, Parent will deliver to the Rights Agent a milestone non-achievement certificate, which certifies that such milestone has not occurred for the applicable period. The Rights Agent will have 10 business days after receipt of a milestone non-achievement certificate to send each CVR holder a copy of the applicable milestone non-achievement certificate.

Upon reasonable advance written notice from the holders of at least 20% of the outstanding CVRs as set forth on the CVR register, at the time of determination (the “Acting Holders”) provided to Parent not less than forty-five (45) days in advance (such request not to be made more than once in any twelve (12) month period), Parent shall permit an independent certified public accounting firm of nationally recognized standing selected by such Acting Holders and reasonably acceptable to Parent (the “Independent Accountant”) to have access at reasonable times during normal business hours to the books and records of Parent and affiliates of Parent as may be reasonably necessary to evaluate and verify Parent’s calculation of Net Sales for purposes of the achievement of Milestone 4 and the Milestone 1 Amount, if any, under the CVR Agreement. The fees charged by the Independent Accountant shall be paid by the Acting Holders; provided, however, that, if the Independent Accountant concludes that Parent has underreported or underpaid Parent’s calculation of Net Sales and the payment of the Milestone 1 Amount by more than five percent (5%), the fees charged by such Independent Accountant shall be paid by Parent.

The CVR Agreement provides that the holders of CVRs are intended third-party beneficiaries of the CVR Agreement. In the event of any dispute relating to the CVR Agreement that the parties are unable to resolve, the parties have agreed that such dispute shall be settled exclusively by final and binding arbitration administered by the International Centre for Dispute Resolution of the American Arbitration Association under its Commercial and International Rules and that the place of the arbitration shall be Wilmington, Delaware.

The right to payments under the CVRs as evidenced by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement, including: (i) upon death of a CVR holder by will or intestacy; (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (iii) pursuant to a court order; (iv) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (v) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, as allowable by the Depository Trust Company; or (vi) to Parent in connection with an abandonment of the CVR or in connection with a negotiated transaction.

It is currently anticipated that up to an aggregate of 68,646,495 CVRs will be issued, based on currently outstanding Shares and Company RSUs.

The foregoing summary and description of the material terms of the CVR Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the CVR Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, all members of the Company’s board of directors and the executive officers of the Company, who collectively beneficially own less than one percent (1%) of the Company’s equity as of October 21, 2022 (each a “Supporting Stockholder”) entered into a Tender and Support Agreement (the “Support Agreement”) with Parent and Purchaser, pursuant to which each Supporting Stockholder agreed, among other things, to validly and irrevocably tender or cause to be validly and irrevocably tendered in the Offer all of such Supporting Stockholder’s Shares pursuant to and in accordance with the terms of the Offer and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Support Agreement. Each Supporting Stockholder, except as noted in the immediately following sentence, agreed that it will, no later than ten (10) business days after the commencement of the Offer, (i) deliver a letter of transmittal with respect to all of such Shares complying with the terms of the Offer, a certificate representing all such Shares are certified, and all other documents or instruments that Parent or Purchaser may reasonably require or request in order to effect the valid tender of such Supporting Stockholder, and (ii) instruct such Supporting Stockholder’s broker or such other person that is the holder of record of any Shares beneficially owned by the Supporting Stockholder to tender such Shares.

In addition, each Supporting Stockholder agreed, if necessary, to vote such Supporting Stockholder’s Shares: (i) against any action or agreement that is intended or would reasonably be expected to (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of any Supporting Stockholder contained in the Support Agreement, or (B) result in any of the conditions set forth in Section 6 or Exhibit E of the Merger Agreement not being satisfied on or before February 28, 2023, (ii) against any Acquisition Proposal, (iii) against any change in membership of the Company’s Board, (iv) against any other proposed action, agreement or transaction involving the Company that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, including (x) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company (other than the Merger), (y) a sale, lease, license or transfer of a material amount of assets (including, for the avoidance of doubt, intellectual property rights) of the Company or any reorganization, recapitalization or liquidation of the Company or (z) any change in the present capitalization of the Company or any amendment or other change in the Company’s organizational documents, and (v) in favor of any other matter necessary to the consummation of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

The Support Agreement will terminate automatically, without any notice or other action by any person, upon the first to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) the termination of the Support Agreement by written notice from Parent to the Supporting Stockholders or (d) reduction of the per-Share consideration payable by Purchaser pursuant to the Offer.

The foregoing summary and description of the material terms of the Support Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Support Agreement which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Confidentiality Agreement

On June 20, 2022, the Company and an affiliate of Parent entered into a mutual confidentiality and non-disclosure agreement (the “Confidentiality Agreement”), pursuant to which each party agreed, subject to certain exceptions, to keep confidential nonpublic information about the other party in connection with a possible negotiated transaction. Parent’s and the Company’s obligations with respect to any particular item of confidential information under the Confidentiality Agreement survive termination or expiration of the Confidentiality Agreement and will expire on the third anniversary of the date of the Confidentiality Agreement. The Confidentiality Agreement does not include a standstill provision.

The foregoing summary and description of the material terms of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Arrangements Between the Company and its Executive Officers, Directors and Affiliates

In considering the recommendation of the Board to tender Shares in the Offer, holders of Shares should be aware that the Company’s executive officers, members of the Board and affiliates may be considered to have interests in the execution and delivery of the Merger Agreement and the Transactions, including the Offer and the Merger, that may be different from or in addition to, the interests of holders of Shares generally. The Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in Item 4 under the heading “The Solicitation or Recommendation—Recommendation of the Board.”

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3 “Past Contacts, Transactions, Negotiations and Agreements,” as well as other arrangements between the Company and its executive officers, directors, and affiliates, please see the Form 10-K/A, including the information under the headings “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” “Executive Compensation” and “Certain Relationships and Related Person Transactions, and Director Independence.”

The Company’s current executive officers and directors are as follows:

Name	Position
Susan B. Washer	President, Chief Executive Officer and Director
Jonathan I. Lieber	Chief Financial Officer
Stephen W. Potter	Vice President and Chief Business Officer
Hope D’Oyley-Gay	General Counsel
Abraham Scaria, Ph.D.	Chief Scientific Officer
Susan Schneider, M.D.	Chief Medical Officer
William Aliski, MPA	Director
Yehia Hashad, M.D.	Director
Ed Hurwitz	Director
Scott Koenig, M.D., Ph.D.	Chairman of the Board of Directors
James A. Robinson	Director
James Rosen	Director
Anne VanLent	Director

Consideration Payable for Outstanding Shares Pursuant to the Offer or the Merger

If the Company’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same consideration on the same terms and conditions as the other stockholders of the Company. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions to the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive, in the Merger, the same consideration on the same terms and conditions as the other stockholders of the Company. As of October 21, 2022, the executive officers and directors of the Company beneficially owned, in the aggregate, 261,372 Shares (which, for this purpose, excludes Shares underlying Company Options and Company RSUs).

The following table sets forth the number of Shares (which, for this purpose, excludes Shares underlying Company Options and Company RSUs) beneficially owned as of October 21, 2022, by each of the Company’s executive officers and directors and his or her affiliates and the aggregate cash consideration and contingent consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price. Each of these Shares will be entitled to the right to receive (i) $0.34 per Share in cash and (ii) one (1) CVR per Share if such Shares are tendered in the Offer or otherwise converted into the Merger Consideration pursuant to the Merger, assuming such individual or his or her affiliate were to tender all of his, her or its outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Name	Number of Shares	Cash Consideration Payable in Respect of Shares	Contingent Consideration Payable in Respect of Shares(1)
Executive Officers
Susan B. Washer	143,021	$48,627	$104,405
Jonathan I. Lieber	—	$—	$—
Stephen W. Potter	47,133	$16,025	$34,407
Abraham Scaria	—	$—	$—
Susan Schneider, M.D.	—	$—	$—
Hope D’Oyley-Gay	—	$—	$—
Non-Employee Directors
Scott Koenig, M.D., Ph.D.	34,246	$11,644	$25,000
William Aliski, MPA (2)	8,500	$2,890	$6,205
Yehia Hashad	—	$—	$—
Ed Hurwitz (3)	27,472	$9,340	$20,055
James A. Robinson, Jr.	—	$—	$—
James Rosen	1,000	$340	$730
Anne VanLent	—	$—	$—

(1)

Amount payable in respect of CVRs, assuming that all of the CVR milestones are fully achieved such that the aggregate payments under the CVR for each Share will be $0.73. As explained herein, the CVR payment is conditioned on the achievement of the milestones set forth in the CVR Agreement, which may or may not occur. This figure also assumes that an aggregate of 68,646,495 CVRs will be issued, based on currently outstanding Shares and Company RSUs.

(2)	Includes 1,500 shares held by Mr. Aliski’s wife in a self-directed IRA.
(3)	Includes 1,800 shares held by the Hurwitz/Lichtenfeld Revocable Trust over which Mr. Hurwitz, as a trustee and a beneficiary, may be deemed to exercise voting and investment control.

Treatment of Equity Awards in the Transactions

As of October 21, 2022, the Company’s non-employee directors held outstanding options to purchase an aggregate of 482,074 Shares with per share exercise prices ranging from $2.17 to $20.83, and the Company’s executive officers held outstanding options to purchase an aggregate of 3,654,485 Shares with per share exercise prices ranging from $0.395 to $24.62. The options were granted under the Company’s 2011 Stock Incentive Plan (as amended, the “2011 Plan”) or the 2013 Equity and Incentive Plan (the “2013 Plan,” and collectively, with the 2011 Plan, the “Company Stock Plans”).

Upon the terms and subject to the conditions set forth in the Merger Agreement, effective as of the Effective Time, each Company Option that is outstanding and unexercised (whether vested or unvested) which has a per share exercise price that is less than the Cash Consideration (each, an “In-the-Money Company Option”) shall be cancelled and extinguished and be converted automatically into the right to receive (A) an amount in cash equal to the product of (i) the excess of (a) the Cash Consideration over (b) the exercise price per share of such In-the-Money Company Option, and (ii) the number of Shares underlying such Company Option and (B) one (1) CVR for each Share subject to such In-the-Money Company Option (subject to the CVR Agreement) (collectively, the “Option Consideration”), in each case, without interest and subject to required tax withholdings. With respect to any Company Option other than an In-the-Money Company Option that is then outstanding and unexercised (each, an “Out-of-The-Money Company Option”), such Out-of-The-Money Company Option will automatically terminate and be canceled without payment of any consideration to the holder thereof (and, for the avoidance of doubt, shall also not be eligible to receive any CVRs). All of the Company Options held by the Company’s non-employee directors and executive officers are Out-of-The-Money Company Options. Accordingly, none of the Company’s non-employee directors or executive officers will be entitled to receive Option Consideration for any Company Options currently outstanding.

On August 21, 2022, each executive officer of the Company was granted Company Options at an exercise price of $0.395 per share, and each such executive officer has the right to exercise the vested portion of such Company Options prior to the Effective Time. The following table sets forth, as of immediately prior to the Effective Time, assuming the Effective Time occurs on November 29, 2022, and assuming the applicable Company executive officer remains employed by the Company as of immediately prior to the Effective Time, the expected, approximate net value of the consideration that each executive officer of the Company would receive assuming that each such executive officer of the Company exercises the full vested portion of such Company Options (the “Contingent Options”). The amounts set forth in the table do not include any value for other vested Out-of-The-Money Company Options and it assumes that no non-employee director or executive officer will exercise any other vested Out-of-The-Money Company Options prior to the Effective Time because all other Out-of-The-Money Company Options held by the non-employee directors and executive officers have exercise prices that exceed the total possible Cash Consideration.

Name	Number of Company Options Outstanding	Number of Shares Subject to Contingent Options	Contingent Consideration Payable in Respect of Shares Subject to Contingent Options ($)(1)
Executive Officers
Susan B. Washer*	442,000	27,625	20,166
Jonathan I. Lieber	154,700	9,668	7,058
Stephen W. Potter	133,100	8,318	6,072
Abraham Scaria	124,500	7,781	5,680
Susan Schneider, M.D.	142,300	8,893	6,492
Hope D’Oyley-Gay	147,900	9,243	6,747

*	Ms. Washer is both a director and an executive officer of the Company.
(1)

Amount payable in respect of CVRs, assuming that all of the CVR milestones are fully achieved such that the aggregate payments under the CVR for each Share will be $0.73. As explained herein, the CVR payment is conditioned on the achievement of the milestones set forth in the CVR Agreement, which may or may not occur. This figure also assumes that an aggregate of 68,646,495 CVRs will be issued, based on currently outstanding Shares and Company RSUs.

Pursuant to the Merger Agreement, at the Effective Time, each outstanding Company RSU with respect to shares of Common Stock will vest in full and automatically be canceled and converted into the right to receive, subject to applicable withholding, (A) an amount in cash equal to the product of (a) the total number of Shares then underlying such Company RSU multiplied by (b) the Cash Consideration, without any interest and (II) one (1) CVR for each Share subject to such Company RSU.

The following table sets forth, as of immediately prior to the Effective Time, assuming the Effective Time occurs on November 29, 2022, and assuming that Stephen Potter, the only Company executive officer who holds Company RSUs, remains employed by the Company as of immediately prior to the Effective Time, the number of Company RSUs that will vest in full, the aggregate value of the cash Merger Consideration payable in respect of the number of shares of Common Stock underlying such vested Company RSUs, and the maximum aggregate contingent Merger Consideration payable in respect of the number of shares of Common Stock underlying such vested Company RSUs.

Name	Number of RSUs to Vest as of the Effective Time	Cash Consideration Payable in Respect of Vested RSUs ($)	Contingent Consideration Payable in Respect of Vested RSUs ($)(1)	Total Value ($)
Executive Officer
Stephen W. Potter	8,750	2,975	6,388	9,363

(1)

Amount payable in respect of CVRs, assuming that all of the CVR milestones are fully achieved such that the aggregate payments under the CVR for each Share will be $0.73. As explained herein, the CVR payment is conditioned on the achievement of the milestones set forth in the CVR Agreement, which may or may not occur. This figure also assumes that an aggregate of 68,646,495 CVRs will be issued, based on currently outstanding Shares and Company RSUs.

Executive Severance Arrangements

The Company has previously entered into employment agreements with each of its executive officers, which provide for severance payments and certain benefits to be made in connection with a termination of employment in certain circumstances, including for certain terminations that occur in connection with a change of control. The Merger will constitute a change of control for purposes of each executive officer’s employment agreement. Under these employment agreements, the change-of-control benefits are structured as “double trigger” benefits. In other words, the change of control does not itself trigger benefits; rather, the enhanced benefits described below will be paid only if the Surviving Corporation or Parent, as applicable, terminates the employment of the executive without “cause” or the executive officer terminates his or her employment for “good reason” either prior to or within 12 months following the change of control.

In order to receive these severance benefits, the executive officers must comply with the non-competition, non-solicitation and non-disclosure covenants set forth in the employment agreements. If an executive officer fails to comply with these covenants, the terminated executive officer will not be entitled to receive the severance benefits described in this section. Severance benefits are also conditioned upon the executive officer executing and not revoking a valid settlement agreement and release of claims agreement.

The employment agreements generally provide, if, prior to a change of control or within 12 months following a change of control, the Company’s executive officer’s employment is terminated by the Surviving

Corporation or Parent, as applicable, without cause, or he or she terminates his or her employment for good reason (as defined in the applicable employment agreement):

•

in the case of Ms. Washer, she will be entitled to (1) an amount equal to the sum of (a) her then current annual base salary and (b) the product of her target bonus in effect immediately prior to the date of termination (currently 60% of her base salary) multiplied by a fraction equal to the quotient of (i) the number of days elapsed as of the termination date during the year in which the termination occurs divided by (ii) 365, (2) participate in the Company’s benefits plans for a period of up to 12 months following the effective date of the termination of her employment on substantially the same terms as were in effect prior to her termination, (3) have all unvested equity awards previously granted to her will be deemed fully vested and exercisable (in the case of a termination by us without cause or by Ms. Washer for good reason during the 12 months following a change of control for good reason) or have each unvested equity award previously granted to her immediately vest with respect to 50% of the shares that were unvested as of the effective date of the termination of her employment, as applicable (in the case of a termination by Ms. Washer for good reason other than during the 12 months following a change of control for good reason);

•

in the case of each of Mr. Lieber, Mr. Potter, Dr. Scaria and Ms. D’Oyley-Gay, each will be entitled to receive severance benefits, payable in a single lump sum, as follows (1) in the event of his or her termination without cause or for good reason within 12 months of a change of control, an amount equal to the sum of (a) his or her then current annual base salary and (b) his or her target bonus in effect immediately prior to the date of termination (currently 40% of his or her base salary), (2) in the event of his or her termination without cause (or for Mr. Lieber for good reason) other than within 12 months of a change of control, an amount equal to the sum of (a) the product of his or her then current annual base salary multiplied by 0.75 and (b) the product of his or her target bonus in effect immediately prior to the date of termination multiplied by a fraction equal to the quotient of (i) the number of days during such year on which he or she was employed by us divided by (ii) 365, (3) in the event of his or her termination without cause or for good reason within 12 months of a change of control, participate in the Company’s benefit plans for a period of up to 12 months following termination, or in the event of his or her termination without cause (or for Mr. Lieber for good reason) other than within 12 months of a change of control, participate in the Company’s benefit plans for a period of up to 9 months following termination and (4) in the event of his or her termination without cause or for good reason within 12 months of a change of control, have his or her Company Options and other awards subject to vesting, including any award of which is contingent upon the attainment of any Company or market performance conditions, immediately be deemed fully vested and exercisable; and

•

in the case of Dr. Schneider, she will be entitled to (1) in the event of her termination without cause or for good reason within 12 months of a change of control, an amount equal to the sum of (a) her then current annual base salary and (b) her target bonus in effect immediately prior to the date of termination (currently 40% of her base salary), (2) in the event of her termination without cause or for good reason (other than within 12 months of a change of control), an amount equal to 9 months of her then current annual base salary and (b) the pro-rata portion of her target bonus in effect immediately prior to the date of her termination based on the number of days she has been employed by the Company during the year in which her employment is terminated, (3) continue to participate in the Company’s benefits plans for a period of up to 12 months following termination in the event of Dr. Schneider’s termination without cause or for good reason and (4) in the event of her termination without cause or for good reason within 12 months of a change of control, have her Company Options and other awards subject to vesting, including any award of which is contingent upon the attainment of any Company or market performance conditions, immediately be deemed fully vested and exercisable.

Golden Parachute Compensation

The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation and benefits for each named executive officer of the Company that is based upon or otherwise related to the Merger and the Transactions. The terms and conditions of the compensation and benefits set forth below are described in greater detail under the sections entitled “—Treatment of Equity Awards in the Transactions” and “—Executive Severance Arrangements” and such descriptions are incorporated herein by reference. The table below describes the estimated potential payments to each of the Company’s named executive officers, if, within 12 months following a change of control, his or her employment is terminated by the Surviving Corporation or Parent, as applicable, without cause, or he or she terminates his or her employment for good reason (as defined in the applicable employment agreement). For purposes of calculating the potential payments set forth in the table below, the Company has assumed that the initial expiration date of the Offer, the Effective Time of the Merger and the date of termination will occur on November 29, 2022. Regardless of the manner in which each named executive officer’s employment terminates, each named executive officer is entitled to receive amounts already earned during the term of his or her employment, such as base salary earned through the date of termination, and any such earned amounts are not included in the table below. The amounts shown in the table with respect to payments upon the termination of a named executive officer’s employment are estimates only, as the actual amounts that may be paid upon an individual’s termination of employment can only be determined at the actual time of such termination and are not reduced for the effect of any parachute tax cutbacks, and accordingly the ultimate values to be received by a named executive officer in connection with the Merger may differ from the amounts set forth below. The table below does not include any amounts that may be payable in respect of Shares issued upon exercise of Contingent Options prior to the Effective Time.

Name	Cash ($)(1)	Perquisites/Benefits ($)(2)	Total ($)(3)
Susan B. Washer	717,726	—	717,726
Jonathan I. Lieber	605,696	34,729	640,425
Susan Schneider, M.D.	649,740	9,680	659,420

(1)

The amounts shown above reflect the sum of: (i) lump sum payment of base salary for 12 months for each named executive officer, (ii) an amount equal to the named executive officer’s target annual bonus for the year of termination, paid in a lump sum for all named executive officers other than Ms. Washer, and, for Ms. Washer, an amount equal to the product of her target bonus in effect immediately prior to the date of termination multiplied by a fraction equal to the quotient of (a) the number of days elapsed as of the termination date during the year in which the termination occurs divided by (b) 365. Further, the calculations in the table are based on each named executive officer’s annual base salary in effect on October 21, 2022 ($575,000 for Ms. Washer, $432,640 for Mr. Lieber, and $464,100 for Dr. Schneider) and each named executive officer’s target annual bonus in effect on October 21, 2022 (an amount equal to 60% of annual base salary for Ms. Washer and 40% of annual base salary for each other named executive officer). Such payments reflect “double-trigger” arrangements.

(2)

Represents the aggregate amount of all premiums payable for the continuation of the named executive officer’s benefits plans for a twelve-month period, based on the cost of such premiums as of October 21, 2022, and assumes that the premiums will remain unchanged from their levels in effect on such date. Such payment reflects “double-trigger” arrangements.

(3)

Pursuant to each named executive officer’s employment agreement, if payments and benefits payable to an named executive officer would be subject to the excise tax imposed by Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended, such amounts will be cut back to the extent necessary to avoid such excise tax, unless the named executive officer would be better off, on an after-tax basis, receiving full payment of such amounts. The effect of this provision and any related cut-backs are not reflected in the values disclosed in this table.

Employee Benefits Matters

Pursuant and subject to the Merger Agreement, Parent has agreed that each employee of the Company who continues employment with Parent, the Surviving Corporation or any Subsidiary of the Surviving Corporation after the Effective Time (each, a “Continuing Employee”) shall be eligible to participate in Parent’s (or any such Subsidiary’s) health, vacation, 401(k) plans, and other employee benefit plans and perquisites to the same extent as similarly situated employees of Parent; provided that, for a period of at least 12 months following the Effective Time, Parent shall, and shall cause its Subsidiaries (including the Surviving Corporation) to, provide each Continuing Employee with, as applicable, (i) a rate of salary or hourly wage, bonus opportunity and commission opportunity payable or otherwise provided to such Continuing Employee that is no less favorable than the salary or hourly wage, bonus opportunity or commission opportunity provided to such Continuing Employee immediately prior to the Effective Time, and (ii) severance and other employee benefits (excluding equity and equity-based compensation) that are no less favorable than the severance and other employee benefits provided to the applicable employees of the Company as of immediately prior to the date of the Merger Agreement.

Parent will also provide each Continuing Employee with service credit under Parent’s employee benefit plans for service prior to the Effective Time with the Company to the extent that such service was credited under a corresponding Company employee benefit plan prior to the Effective Time. Subject to the concurrence of any third-party insurers, Parent will, following the Effective Time, use commercially reasonable efforts to (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any Parent benefit plan that is a welfare benefit plan in which such Continuing Employees may be eligible to participate after the Effective Time, other than preexisting condition limitations, exclusions or waiting periods that are already in effect with respect to such Continuing Employees and that have not been satisfied or waived as of the Effective Time under any welfare benefit plan maintained for the Continuing Employees immediately prior to the Effective Time; and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any Parent benefit plan that is a welfare plan in which such Continuing Employees may be eligible to participate after the Effective Time.

401(k) Plan

If requested by Parent in writing at least five (5) business days before the Effective Time, the Company will take all actions necessary or appropriate to terminate its participation in its PEO’s 401(k) plan, with such termination effective as of no later than the date immediately preceding the closing of the Merger.

Future Arrangements

It is possible that Continuing Employees, including the executive officers, will enter into new compensation arrangements with Parent or its affiliates. As of the date of this Schedule 14D-9, no post-closing compensation arrangements were negotiated between any Continuing Employees, including the executive officers, and Parent. It is anticipated that any discussions regarding specific roles or opportunities will be deferred until closer to the anticipated timing for closing of the Merger.

Section 16 Matters

The Company and the Board have taken appropriate action to approve, for the purposes of Section 16(b) of the Exchange Act of 1934, as amended (the “Exchange Act”), the disposition and cancellation (or deemed disposition and cancellation) of Shares, Company RSUs and Company Options in the Merger by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Treatment of Outstanding Company Warrants

The Merger Agreement provides that, prior to the Effective Time, the Company shall satisfy all of its notification requirements under the terms of each outstanding and unexercised Company Warrant. At the Effective Time, each holder of BSV Warrants, will be entitled to receive either, (i) upon exercise of such BSV Warrant, (A) an amount of cash equal to the product of (x) the aggregate number of Shares for which such BSV Warrant was exercisable immediately prior to the effective time of the Merger and (y) the excess, if any, of the Cash Consideration over the per share exercise price under such BSV Warrant and (B) one (1) CVR for each Share subject to such BSV Warrant and in accordance with and subject to the CVR Agreement, or (ii) at the holder’s option, exercisable at any time concurrently with, or within thirty (30) days following, the Effective Time, an amount in cash equal to the “Black Scholes Value” calculated pursuant to the terms of the applicable warrant agreement. At the Effective Time, each unexpired and unexercised Company Warrant that is not a BSV Warrant will be entitled to receive, upon exercise of such Company Warrant, an amount of cash equal to the product of (1) the aggregate number of Shares for which such Company Warrant was exercisable immediately prior to the effective time of the Merger and (2) the excess, if any, of the Cash Consideration over the per share exercise price under such Company Warrant and (B) one (1) CVR for each Share subject to such Company Warrant and in accordance with and subject to the CVR Agreement.

Rule 14d-10(d) Matters

The Merger Agreement provides that, prior to the Acceptance Time, the Compensation Committee of the Board, at a meeting duly called and held, will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Parent, Purchaser, the Company or their respective Affiliates and any of the officers, directors or employees of the Company that are effective as of the date of the Merger Agreement or are entered into after the date of this Agreement and prior to the Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) (2) under the Exchange Act.

Indemnification; Directors’ and Officers’ Insurance

Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The Company’s amended and restated certificate of incorporation (the “Company Charter”) and bylaws (the “Company Bylaws”) provide that: (i) the Company is required to indemnify its directors to the fullest extent permitted by the Delaware General Corporation Law; (ii) the Company may, in its discretion, indemnify its employees and agents as set forth in the Delaware General Corporation Law; (iii) the Company is required, upon satisfaction of certain conditions, to advance all expenses incurred by its directors and officers in connection with certain legal proceedings; (iv) the rights conferred in the bylaws are not exclusive; and (v) the Company is authorized to enter into indemnification agreements with its directors, officers, employees and agents. In addition, the Company has entered into indemnification agreements (the “Indemnification Agreements”) with each of our directors that are broader in scope than the specific indemnification provisions contained in the Delaware General Corporation Law.

Parent has agreed to cause the Surviving Corporation, to the fullest extent permitted by the DGCL, to honor all rights to indemnification, advancement of expenses and exculpation from liabilities now existing in favor of the current and former directors and officers of the Company at or prior to the Acceptance Time for acts or omissions occurring at or prior to the Effective Time, as such indemnification provisions are provided for in the Company Charter, the Company Bylaws or the indemnification agreements between the Company and such individuals. Such obligations will survive the Merger and will be honored for a period of six years from the closing date of the Merger. Parent has further agreed that the certificate of incorporation and bylaws (or comparable organizational documents) of the Surviving Corporation and its subsidiaries will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of such persons as presently set forth in the Company Charter and the Company Bylaws.

For six years from the Effective Time, the Surviving Corporation must also maintain the existing directors’ and officers’ liability insurance policies of the Company (the “Existing D&O Policy”) as of the date of the Merger Agreement covering acts or omissions occurring on or prior to the Effective Time with respect to the current or former directors or officers of the Company at or prior to the Effective Time; provided, however, that: (i) the Surviving Corporation may instead obtain a fully prepaid policy or policies of comparable coverage or purchase, at the Surviving Corporation’s expense, a six year “tail policy”; and (ii) the annual premiums of the Existing D&O Policy may not exceed 300% of the annual premiums currently paid by the Company with respect to such existing insurance policy. In the event any future annual premiums for the Existing D&O Policy exceed 300% of the annual premiums most recently paid by the Company (the “Maximum Premium”), the Surviving Corporation will be entitled to reduce the amount of coverage to the amount of coverage that can be obtained for a premium equal to 300% of such annual premiums.

Prior to the Acceptance Time, the Company may, at its sole option, purchase a six year “tail policy” for the existing policy of directors’ and officers’ liability insurance maintained by the Company as of the date of the Merger Agreement for a premium not to exceed the Maximum Premium.

In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, will assume the obligations described above.

The foregoing summary of the Indemnification Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the forms of Indemnification Agreement, copies of which are included as Exhibits (e)(16) and (e)(17) to this Schedule 14D-9 and the terms of which are incorporated herein by reference.

Intent to Tender

To the knowledge of the Company, each executive officer and director of the Company currently intends to tender or cause to be tendered, pursuant to the Offer, all Shares held of record or beneficially owned by such executive officer or director.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board

On October 23, 2022, after careful consideration, the Board unanimously (a) adopted, approved and declared the advisability of the Merger Agreement, the Offer, the Merger and the Transactions, (b) declared and determined that it is in the best interests of the Company and the Company’s stockholders that the Company enter into the Merger Agreement and consummate the Transactions and that the Company’s stockholders tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (c) declared that the terms of the Offer and the Merger are advisable and fair to the Company and to their stockholders and (d) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer. The Boards of Directors of the Parent and Purchaser have each approved the Transactions.

Accordingly, and for other reasons described in more detail below, the Board hereby unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A copy of the letter to the Company’s stockholders, dated October 26, 2022, communicating the Board’s recommendation is filed as Exhibit (a)(10) to this Schedule 14D-9. A copy of a press release issued by the Company, dated October 24, 2022, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(7) to this Schedule 14D-9 and is incorporated herein by reference. A copy of a press release dated October 26, 2022, issued jointly by Syncona and the Company announcing the commencment of the Offer is filed as Exhibit (a)(17) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer and the Merger

References to Syncona in this Section are references to Syncona Investment Management Limited.

The Company is a clinical-stage biotechnology company developing genetic therapies for people with rare and debilitating ophthalmic and central nervous system (“CNS”) diseases. The Company has substantial capabilities in designing and constructing critical gene therapy elements and bringing them together to develop customized therapies with the potential to address unmet patient needs. The Company’s most advanced clinical programs in X-linked Retinitis Pigmentosa (“XLRP”) and Achromatopsia caused by mutations in the CNGB3 gene (“ACHMB3”). These programs leverage the Company’s technology platform to potentially improve vision for patients with inherited retinal diseases. Its preclinical programs build on the Company’s adeno-associate virus (“AAV”) manufacturing technology and scientific expertise. The Company has entered strategic collaborations with companies including Bionic Sight, Inc., an innovator in the emerging field of optogenetics and retinal coding, and Otonomy, Inc., a biopharmaceutical company dedicated to the development of innovative therapeutics for neurotology.

The Company’s management and Board regularly review the Company’s performance and prospects, considering its business as well as developments in the biotechnology and pharmaceutical industries. These reviews have included considerations, from time to time, of equity financing options, potential partnerships, collaborations, and other strategic transactions to enhance shareholder value, including potential sale transactions.

On September 22, 2020, the Board held a meeting to review strategic direction and ongoing business development activities of the Company. The Board also reviewed the Company’s financing needs to continue development of the Company’s pipeline of clinical and pre-clinical programs. Various financing options were discussed. Over the next 24 months, the Company pursued extensive and numerous business development and financing initiatives as outlined below.

On October 1, 2020, the Board held its regularly scheduled meeting, during which it reviewed the Company’s strategic plan with members of management and the Company’s financial advisor, MTS Health Partners, L.P. (“MTS”). The Board approved the strategic plan and authorized management to work with MTS on financing options.

On October 7, 2020, the Board met with MTS to review a variety of financing options, potential investors, and deal structure. The Board reviewed the Company’s pre-clinical programs and decided to delay spending on such programs that would not affect the timing of ongoing activities pending the outcome of financing efforts.

On October 21, 2020, the Board met with MTS to review the Company’s financing status and other corporate activities.

On November 1, 2020, the Board met with MTS to review financing activities. MTS made a presentation to the Board regarding financing opportunities that may be available to the Company, including several considerations regarding private transaction and public offering opportunities. The Board authorized MTS to work with management on a potential financing.

On November 4, 2020, the Board met to review the data from the Company’s Phase 1/2 trial for XLRP that included six-month data for the highest dose groups.

On November 18, 2020, the Board met to review the updated competitive landscape for XLRP with management and status of the ongoing financing discussions. Following discussion with MTS, the Board determined that the Company would target a small group of investors with proposed terms to determine if a transaction could be completed by the year-end.

On December 2, 2020, the Board met to review the status of the ongoing financing discussions with MTS and the status of three in-bound licensing proposals with management. The first proposal was a company expressing interest in a research collaboration around the Company’s two CNS pre-clinical programs, the second was a company expressing interest in a license to XLRP in Asia, the third was a company expressing interest in licensing rights to the Company’s deprioritized XLRS program.

On December 16, 2020, the Board held a regularly scheduled meeting. Along with general corporate updates, the Board discussed the status of the proposed financing discussions and determined that market conditions and investor interest would not support a financing in 2020 due to concerns investors expressed needing more time to review the overall data generated to date from the XLRP program and the US Food and Drug Administration (FDA) comments received by the Company regarding the primary endpoint. The discussion then turned to the potential for a financing transaction in 2021. Management updated the Board on strategic options, including partnering opportunities as initially discussed at the meeting on December 2, 2020.

On December 23, 2020, the Board met and received an update on financing matters from Ms. Washer. Ms. Washer presented on discussions held with various investment banks to serve as underwriters in a potential registered equity offering. A discussion was held on various types of transactions, including deal size and structure.

On December 29, 2020, the Board met and Ms. Washer provided a status update regarding a potential equity offering. Ms. Washer also provided an update regarding information from a robust analysis of the totality of data from the Company’s two ACHM trials. This analysis indicated that, despite the inconclusive reported results, there were encouraging signs that longer term data and data for younger patients might be more conclusive.

On January 25, 2021, the Board met to discuss a proposed public offering. On January 27, 2021, the Company reported improvement in visual sensitivity for ACHM patients from its ongoing clinical trials and, on January 28, 2021, the Company announced the pricing of a financing of common stock and warrants for gross proceeds of $74.5 million.

On March 10, 2021, the Board held a regularly scheduled meeting, during which it discussed general corporate matters to include the timing of important program data releases and business development activities. A review of the Company’s near term financing consideration was conducted, and it was noted that an at-the-market offering would afford flexibility to raise capital in tandem with anticipated data results. The Board also discussed the timing of potential equity financings.

On March 22, 2021, following an introduction from MTS, Ms. Washer had a preliminary conversation with the chief executive officer of Company A, a publicly traded, commercial-stage biopharmaceutical company, during which they discussed the potential strategic opportunity of combining the two companies based on the synergy of Company A’s commercial operations for orphan products and subsequent cash flows from Company A, which could fund the Company’s pipeline and the Company’s extensive research and development (R&D) capabilities in gene therapy. The companies signed a confidential disclosure agreement at that time and Ms. Washer and the chief executive officer of Company A agreed to present their respective corporate presentations to each other’s management teams and explore the feasibility of a relationship. Multiple discussions between representatives of the Company and Company A occurred during the months of April and May 2021.

On March 31, 2021, the Board met to discuss the potential for the Company to develop its own manufacturing facility and approved the filing of a shelf registration and entry into a sales agreement with respect to an offering. The Board asked management to prepare a formal presentation regarding the manufacturing facility.

In May 2021, the Company engaged the law firm Hogan Lovells US LLP to provide due diligence support on Company A’s lead program as well as regulatory diligence to identify any risks to Company A’s commercial forecast, given the potential for competition for Company A’s commercial product.

On June 8, 2021, the Board held a regularly scheduled meeting, during which management reviewed general corporate updates with the Board. Management reviewed data from the ongoing ACHM trials for longer time points and younger patients. The Board then met with MTS for a status update and discussions of next steps regarding Company A’s inbound business development interest. Company A indicated that it remained interested in a merger and the Board directed management to proceed with further diligence.

During July of 2021, both the Company and Company A shared documents with each other for the purpose of more in-depth diligence and had multiple meetings between management and subject matter experts.

On July 12, 2021, Company A submitted a non-binding letter of interest to acquire the Company in an all-stock transaction for cash consideration of $5.50-$6.50 per share, subject to additional due diligence which included a further review of pipeline data, the technology platform, regulatory affairs, intellectual property, and financial and general business activities. Company A requested a six week exclusivity period which the Company declined pending further clarification of their diligence requests and a specific price per share.

On July 14, 2021, the Board met and Ms. Washer provided a review of Company A’s indication of interest. MTS reviewed the proposed transaction terms, provided a transaction overview and reviewed preliminary financial information about the business combination, and a representative of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s legal advisor, advised the Board regarding its duties in connection with merger and acquisition discussions, focusing on roles, responsibilities and practical considerations. The Board determined that MTS should follow up with Company A on the proposed transaction consideration, specifying that all discussions remained preliminary and subject to further diligence review of Company A by the Company.

On July 21, 2021, Company A submitted a revised non-binding letter of interest to acquire the Company in an all-stock transaction for cash consideration of $6.50 per share subject to additional due diligence that included a further review of pipeline data, the technology platform, regulatory affairs, intellectual property, and financial and general business activities. Company A requested a six-week exclusivity period.

On July 23, 2021, Ms. Washer presented the revised offer from Company A to the Board. MTS presented information on the updated offer, noting the increase in the consideration. The Board instructed MTS to advise Company A that the Company was willing to proceed with diligence based on the $6.50 per share consideration.

On July 27, 2021, the Company signed a 30-day exclusivity agreement to continue discussions regarding a potential transaction.

On August 2, 2021, Ms. Washer presented to the Board updated transaction terms from Company A. Company A proposed an acquisition of the Company, with the Company becoming a division of Company A. The Board rejected this approach, instructing MTS to advise Company A that the revised proposal was inconsistent with prior discussions and the Company would only engage in further discussions regarding a combined company as previously discussed.

On August 8, 2021, Ms. Washer presented to the Board on the Company’s expected use of cash. The Board reviewed the background and expertise of Company A’s board of directors and management and discussed the ways in which Company A’s leadership team would impact the future of the Company’s programs if a transaction was consummated. Having determined that Company A’s leadership team, and in particular its chief executive officer, was critical to the transaction success, the Board instructed MTS to invite Company A’s chief executive officer to present to them.

On August 19, 2021, Company A’s management presented to the Board and provided its perspective on how the two companies would operate if there was a merger, after which a discussion followed regarding specific organizational and strategic questions concerning the combined entity. Company A submitted a request for additional diligence review of the Company. The Board discussed and approved the request.

On August 24, 2021, Company A submitted a revised non-binding letter of interest to complete an all-stock transaction to acquire the Company at a price of $6.50 per share. The revised letter of interest also stated plans to add two members with gene therapy experience to Company A’s board of directors and to develop a comprehensive integration plan for the two companies including the expectation that Ms. Washer would assume a senior role managing Company A’s gene therapy programs following the completion of the transaction. Company A requested a further six-week exclusivity period which the Company accepted. The Company executed the revised letter of interest.

On August 26, 2021, at a regularly scheduled meeting, the Board discussed the status of the potential transaction with Company A. The Board determined that certain changes needed to be made to Company A’s proposal to ensure the Company’s programs would be adequately funded and provided with the right organizational resources to assure effective development following the completion of the proposed transaction. The Board discussed the extent to which the Company’s executives would have leadership roles and influence in the combined entity.

On September 14, 2021, the chief executive officer of Company A informed Ms. Washer that Company A was no longer willing to consider a merger with the Company due to its discomfort with the risks in a therapeutic space Company A was not familiar with, competition from bigger companies, and uncertainty over the regulatory pathway to approval for XLRP. Thereafter, all diligence activities for both parties were terminated.

On September 30, 2021, the Board met to discuss the cessation of discussions with Company A and potential for future business development opportunities.

On November 30, 2021, the Board held a regularly scheduled meeting. The meeting included a discussion of the timing of new data from the expansion phase of the Company’s XLRP Phase 1/2 expansion trial (the “Skyline Trial”), and the timing of new pediatric data from the Company’s ACHM clinical trial programs. There were also strategic discussions around financing opportunities both from equity fundraising and strategic transactions. As a part of its business development outreach strategy, the Company’s management and Board agreed on an intensified multi-pronged approach that would include reaching out to potential partners that might have an interest in the whole company, the ophthalmology assets, XLRP only, or one or both preclinical CNS programs. In addition, the Company would continue to plan for equity financing surrounding the anticipated XLRP and ACHM data releases. The Board confirmed its decision to continue to use MTS as its financial advisor on such strategic matters. The Board chose MTS because of the firm’s strength and experience in the life sciences industry, its qualifications and reputation in the investment community, its experience with transactions similar to those being considered by the Company and its familiarity with the Company. The scope of this strategic initiative included a wide range of strategic transactions including a potential merger or acquisition, a strategic collaboration transaction, a private placement, or an equity financing.

On February 14, 2022, the Board held a special meeting regarding retention of a retail investor relations firm and general financing options. These financing options were focused on the timing of anticipated data results, cash runway, debt service requirements, and the continued deterioration of market conditions, especially for biotechnology companies that need to raise additional capital.

On March 3, 2022, the Board held a special meeting regarding a potential equity offering.

On March 9, 2022, the Board held a regularly scheduled meeting. In addition to other matters, it reviewed the Company’s strategic options considering the current challenges of raising money in the capital markets as well as the potential impact of a planned May 2022 data release from a three-month interim analysis from the Company’s XLRP Skyline Trial. Management provided a comprehensive review of the competitive landscape for the XLRP and ACHM programs and business development opportunities for these programs. It was determined that an aggressive business development outreach effort would be appropriate. Further, the Board and management discussed the current potential financing and the status of various investor and public relations initiatives.

On March 22, 2022, the Company announced the pricing of a $10 million public offering, which was a reduction from the targeted $20 million raise due to investor concerns regarding regulatory risk for the XLRP program and public market declines in the biotechnology sector.

Between late March 2022 and June 2022, the Company, assisted by MTS, contacted 32 companies that it believed would have interest in a strategic transaction, such as a merger or acquisition, licensing, partnering, or acquiring an interest in one or more of its ophthalmology or CNS programs. In addition, the Company instructed MTS to conduct research on private companies and contact those that it believed might have an interest in merging with the Company as a potential strategic approach to enhancing the Company’s financial and competitive position. During this time and through the end of the negotiations that lead to the offer from Syncona, management of the Company held regular meetings with MTS to discuss the status of its business development discussions and outreach strategies and provided direction to MTS on these matters.

Of the 32 public companies and additional private companies contacted by MTS and the Company, 16 companies entered into confidential disclosure agreements (“CDAs”). From early April 2022 to late June 2022, Ms. Washer, Mr. Potter, and other members of the Company’s senior management met with representatives of these companies to provide a comprehensive overview of the Company, its R&D and manufacturing capabilities, and its pipeline, with an in-depth focus on the newly released XLRP and ACHM data.

Seven companies expressed an ongoing interest in discussions about the Company and its various assets, including the following:

•	Syncona contacted the Company through an investment bank in early June and signed a CDA on June 20, 2022. It expressed an interest in the Company’s XLRP program.

•	Company A contacted the Company in July 2022, after stopping discussions in 2021. On August 2, 2022, Company A expressed an interest in re-engaging in merger discussions and signed a new CDA.

•

Company B, an investment firm, contacted the Company in May 2022 and signed a CDA on July 6, 2022. Company B expressed an interest in financing the Company’s manufacturing capabilities, potentially as a spin-out standalone entity or through a merger with an existing viral manufacturing company.

•	Company C, a private Asian company, contacted the Company in early 2022 and signed a CDA on April 28, 2022. Company C expressed an interest in a license to the Company’s XLRP program in Asia.

•

Company D, a publicly traded company, contacted the Company and signed a CDA on June 29, 2022. Company D was initially interested in the Company’s CNS indications but expanded its interest to the Company’s ophthalmology programs and a potential merger.

•	Company E, a publicly traded company, contacted the Company and signed a CDA on June 23, 2022. Company E expressed an interest in the Company’s XLRP program.

•	Company F, a publicly traded company, contacted the company and signed a CDA on July 28, 2022. Company F expressed an interest in the Company’s XLRP program.

After signing a CDA, Syncona and Companies A through F were provided access to a confidential virtual data room, which included information regarding the Company’s strategy, operations, program data, finances, organizational structure, clinical and preclinical data, and manufacturing plans. Senior management from the Company held multiple follow up meetings with, and provided written responses to, these parties to answer questions and provide additional information and perspectives

On May 3, 2022, the Board held a special meeting to review the interim three-month data from the Company’s XLRP Skyline Trial. Based on the positive data from this trial, the Board discussed the ongoing options and timeline for a potential equity financing and authorized the management team to pursue an offering of up to $75 million, given the limited cash runway of the Company and its viability to operate beyond the early part of calendar year 2023 without a significant capital infusion.

On May 13, 2022, the Board discussed the status of the potential offering and level of investor interest. Management was directed to continue to pursue financing options. Management also updated the Board on business development efforts with the companies described above. Representatives from of the Company’s equity underwriters were present at this meeting and provided an update on the capital markets and the Company’s financing process.

On May 16, 2022, the Company released the three-month interim results from the Skyline Trial and subsequently hosted a conference call for investors on May 17, 2022.

On May 19, 2022, the Board held a special meeting regarding an equity offering. The proposed offering was discussed, and the Company’s financial advisors reported that while there was universal agreement about the data being positive, potential investors expressed concerns about the FDA standards surrounding the primary endpoint in the XLRP trial. It was determined that the contemplated offering was not feasible at that time. Management then reviewed the status of multiple business development discussions.

On June 7, 2022, the Company received a notice from The Nasdaq Stock Market LLC (“Nasdaq”), indicating that the Company was not in compliance with the $1.00 minimum bid price requirement for continued listing on The Nasdaq Global Market and would be in jeopardy of delisting if the Company did not regain compliance within the applicable periods.

On June 8, 2022, the Board held a regularly scheduled meeting during which there was extensive discussion of the key programs of interest to strategic partners and the fact that the Company was not able to execute on a financing transaction despite the positive data from the Skyline Trial. The Board determined to focus the Company’s capital mostly on its XLRP program, and to begin to reduce external investment in its other programs unless partnering opportunities emerged, as the best way to maximize stockholder value. MTS joined the meeting, and with management updated the Board on the status of strategic discussions.

On June 10, 2022, Dr. Chris Hollowood, the Chief Investment Officer of Syncona, Ms. Washer, and other representatives of Syncona and the Company met to discuss potential opportunities to work together to find a mutually acceptable relationship to finance and progress the Company’s XLRP program to approval.

On June 27, 2022, the Board held a special meeting regarding financing alternatives and the seven companies with interests in either the Company’s XLRP program, the CNS programs, or both. The continuing deteriorating market conditions for raising capital was discussed and its impact on the Company’s ability to raise the funds necessary to support its programs and continue to operate beyond early 2023. Mr. Lieber then reviewed scenarios demonstrating the impact of the proposed capital raise on the Company’s stockholders in the event of either a liquidation or a business development transaction. Following this discussion, a representative of Foley Hoag LLP, the Company’s outside law firm, spoke to the Board about its fiduciary obligations to the Company and its shareholders as it considers the opportunities available to the Company. The Board authorized management to pursue an equity offering.

Between July 1 and 7, 2022, various members of the management team held meetings with Syncona representatives to discuss details concerning the clinical, manufacturing, and financial aspects of the Company.

On July 6, 2022, Dr. Hollowood and another representative of Syncona met with Ms. Washer, Mr. Lieber and Mr. Potter and informed them of Syncona’s potential interest in acquiring the ophthalmology, CNS, and manufacturing assets of the Company.

On July 8, 2022, the Board held a special meeting regarding an equity offering. After further discussion with management, including an update on business development activities and the non-binding and preliminary nature of the ongoing discussions with various parties, the Board resolved that management continue with negotiations regarding the equity offering, given the Company’s limited financial resources to operate its business beyond early 2023 without external funding.

On July 12, 2022, AGTC priced a $10.0 million offering of common stock and the BSV Warrants. This offering was for a combined price of $0.60 per unit and involved 100% warrant coverage. On July 12, 2022 and July 13, 2022, the closing price of the common stock was $0.84 per share and $0.39 per share, respectively.

On July 27, 2022, Syncona submitted a non-binding letter of interest to the Company to purchase, via an asset sale, its ocular gene therapy programs, and its manufacturing facility for an upfront payment of $20 million and the assumption of future liabilities under the Company’s manufacturing facility lease. The asset purchase would only include those assets related to the Company’s ocular programs. All other assets, including the non-manufacturing facility leases and the senior debt facility would remain the responsibility of the Company. Syncona stated its intent to close the transaction in approximately 30 days as its proposal would not be subject to any financing conditions. The letter of interest had an expiration date of August 5, 2022.

On July 28 and 29, 2022, Ms. Washer and Dr. Hollowood discussed the proposal.

On August 2, 2022, the Board met with MTS to review Syncona’s letter of interest. The Board discussed concerns regarding the proposed asset sale structure and whether it would maximize value for stockholders. The Board authorized management and its advisors to seek to restructure the proposal as an acquisition of 100% of the equity of the Company.

On August 3, 2022, Ms. Washer and Dr. Hollowood met to discuss the status of negotiations, including alternative structures for a transaction.

On August 8, 2022, after initial discussions via video conference, Company B submitted a proposal for a transaction involving the Company’s GMP manufacturing facility. The proposal included financial terms under which Company B would assume operational and financial control of the Company’s GMP manufacturing and quality control facility. The proposal included the assumption of the Company’s remaining commitments related to the buildout and completion of the facility and the transfer of several of the Company’s employees who were supporting its construction and future operation. Specifically, Company B proposed that the Company would receive a minority equity ownership in the facility, a small cash payment and a guarantee for future manufacturing slots for the Company’s programs with the requirement that the Company commit to predefined short term annual revenue requirements.

On August 11, 2022, financial representatives from the Company and Syncona met to review questions and provide answers relating to Syncona’s financial diligence efforts.

On August 15, 2022, Company F informed the Company it would not move forward with additional discussions until additional long-term data from the XLRP Skyline Trial was available.

On August 19, 2022, the Company received a proposal from Company C for an exclusive license to the Company’s XLRP program in Asia with an initial focus on China. The proposal included modest single digit million potential milestone payments prior to product approval as well as covered development costs in the region. Additionally, the proposal included commercial milestones and a low single digit royalty on sales in the region.

On August 19, 2022, Syncona submitted an updated non-binding indication of interest for a transaction that included acquiring the Company in its entirety subject to identification of a suitable transaction structure. The proposed $57.5 million value of the transaction included $32.5 million at closing, with the remainder in the form of contingent value right to 50% of proceeds greater than $15 million (figure subject to diligence) from licensing deals on any non-XLRP programs, in the 12 months from closing, capped at $12.5 million and with any transaction being at Syncona’s sole discretion. The proposal also included a CVR of $12.5 million upon FDA approval of the Company’s XLRP product candidate, AGTC-501. Subject to agreement of the deal structure, Syncona indicated that it intended to sign a definitive agreement no later than September 30, 2022, and once a structure was agreed, requested a 30-day exclusivity period to complete the remaining due diligence. The proposal set out in the indication of interest was valid until August 26, 2022.

On August 22, 2022, Ms. Washer and Mr. Potter met with Company D to discuss its continued interest in XLRP and the Company’s CNS programs and their request for additional information and a meeting with the Company’s Chief Medical Officer.

On August 23, 2022, the Board held a regularly scheduled meeting, at which in addition to other business, the status of various business development discussions was reviewed including the updated letter of interest from Syncona. The Board instructed management to clarify the upfront payment and negotiate more value in the CVRs with Syncona.

On August 25, 2022, Ms. Washer and Dr. Hollowood met to discuss the status of negotiations, including the proposed business development CVR milestones.

On August 25, 2022, Company A informed the Company that while it was still interested in discussing a relationship with the Company, it would not be able to pursue such a relationship until later in 2022 after it had conducted other business development activities.

Also on August 25, 2022, the Company also held a follow-up conversation with Company B, during which certain terms of the original proposal from Company B were discussed as well as the concept of expanding the scope of the transaction to include the Company’s process development capabilities.

On August 26, 2022, the Company informed Company C that it was evaluating a select group of proposals and the Company would revert to Company C once that process was complete.

On August 30, 2022, the Board held a special meeting regarding partnering opportunities and was provided an update on discussions with Syncona, Company B, Company D, and Company E as well as those other companies interested in the Company’s CNS assets.

On September 2, 2022, Company E informed the Company that it was not prepared to move forward on a partnering relationship.

On September 5, 2022, the Company received an updated proposal from Syncona for a tender offer which included $32.5 million as an upfront payment and a contingent value right to: (i) 60% of proceeds in excess of $5 million received in the 18 months from the closing on licensing deals on any non-XLRP programs, capped at $12.5 million, (ii) $12.5 million upon FDA approval of AGTC-501, (iii) $12.5 million if FDA approval of AGTC-501 is the first FDA approval of an AAV gene therapy product expressing the RPGR protein, and (iv) $12.5 million in the first year in which there are $100 million in global net sales of AGTC-501. Syncona also requested a break-up fee of $2 million in the event of an unsuccessful tender offer. The breakup fee would be in the form of a convertible note.

On September 6, 2022, the Board, along with representatives from MTS, held a teleconference meeting to review the updated proposal from Syncona, as well as the status of other partnering opportunities. With respect to Syncona, the Board directed management and its advisors to continue developing the Syncona proposal with the aim of reducing the break-up fee and preserving flexibility for the Company to continue certain business development discussions, including those involving the manufacturing facility.

On September 7, 2022, Ms. Washer held a teleconference with Dr. Hollowood to discuss the proposal.

The Company’s management met with Company D to review the XLRP clinical trial data in more detail. Company D continued to express interest but indicated that it had additional diligence to complete.

On September 9, 2022, Syncona delivered a revised non-binding indication of interest for the acquisition of the Company for a purchase price of up to $82.5 million. The value of the proposal was based on a payment of $32.5 million at closing and CVRs as follows: (i) $12.5 million at FDA approval of AGTC-501, (ii) an additional $12.5 million if AGTC-501 is the first AAV gene therapy product approved expressing the RPGR protein, (iii) $12.5 million in the first year there are $100 million in global net sales of AGTC-501 and (iv) up to $12.5 million from proceeds of sales in excess of $5 million resulting from non-XLRP business development activities in the first 18 months after closing, including: licensing CNS programs, selling Bionic Sight equity interest, and selling the Company’s manufacturing facility. Syncona proposed a revised $1.5 million breakup fee that was structured as a convertible note. This proposal was premised on Syncona being granted a 30-day exclusive negotiation period, with significant exceptions enabling the Company to continue various business development discussions. The Company signed this exclusivity agreement given it satisfied the Board criteria, including a reduction in the break-up fee and the flexibility to continue business development discussions regarding non-XLRP programs and assets, including the manufacturing facility.

On September 9, 2022, Mr. Potter informed Companies C and D that the Company was now under exclusivity with respect to the XLRP program and would cease further conversations.

On September 13, 2022, the Company and Syncona together with their legal and financial advisors met to kick-off formal diligence and discussion of various documents and other advisors and items needed for closing of the tender offer. There was a special meeting of the Board to review the status of negotiations with Company B and Syncona.

On September 14, 2022, the Company and its legal counsel, Foley Hoag, submitted a draft merger agreement to Syncona and its legal counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz”).

Between September 15, 2022, and October 23, 2022, Ms. Washer and other representatives of the Company regularly met with Dr. Hollowood and other representatives of Syncona to discuss the terms of the transaction and to provide further information regarding the Company and its operations.

On September 16, 2022, the Company and Foley Hoag sent a draft CVR agreement to Syncona and Mintz.

At a meeting on September 16, 2022, Dr. Hollowood and Ms. Washer discussed the availability of certain Skyline Trial data, a key determinant of any future development plan. Dr. Hollowood advised Ms. Washer that Syncona had determined it would need to make changes to its envisioned clinical development plan supporting its proposal, and would, therefore, require additional time to assess these changes before reaching any definitive agreement.

On September 20, 2022, there was a special meeting of the Board to review the status of negotiations with Company B and Syncona.

On September 23, 2022, Company B submitted an updated letter of interest that contemplated combining the Company’s manufacturing assets and personnel with another company in which Company B had invested. The letter of interest also described updated terms that included a reduction in the equity portion of the transaction as the Company’s asset contribution would be a smaller share of a potentially larger combined company.

On September 26, 2022, Company B conducted an on-site diligence visit that included a tour of the GMP and process development facilities as well as in-depth discussions with key members of the Company’s manufacturing teams. The Company also responded to an additional request for information on assets and people that would potentially be included in a transaction.

On September 27, 2022, there was a special meeting of the Board to review the status of negotiations with Company B and Syncona.

On September 28, 2022, the Company and Company B held a teleconference to clarify the terms of the transaction and the potential for an increased amount of cash back at closing.

On October 3, 2022, Company B submitted a revised proposal that proposed the acquisition of all the Company’s process development and GMP manufacturing assets and staff by one of Company B’s portfolio companies. The key terms included a $5.73 million payment to the Company along with a 1.9% equity position in the acquiring company. In addition, the proposal called for the Company to enter a $2.5 million take-or-pay contract for manufacturing or process development services for a period of two years.

On October 3, 2022, Dr. Hollowood advised Ms. Washer that Syncona had updated its clinical development plan in view of the available Skyline Trial data and that Syncona was focused on completing definitive transaction documentation and confirmatory due diligence.

On October 4, 2022, the Board met to discuss the status of discussions with Syncona and Company B. As part of the discussion, outside counsel reviewed the Board’s fiduciary responsibilities in considering a transaction, with a focus on the Board’s evaluation of alternatives available to the Company. Following that discussion, the Board directed that the Company take steps to identify and engage a restructuring financial expert in case the Company was unable to consummate the proposed transaction with Syncona and a bankruptcy filing became necessary.

On October 6, 2022, the Company had further discussions with Company B to clarify its proposal and to discuss increasing the value to reflect the additional process development capabilities and fixed assets that would potentially be included in the transaction.

On October 7, 2022, Ms. Washer and Dr. Hollowood met to discuss the timeline to transaction announcement and the possibility of extending the exclusivity period to October 21, 2022.

On October 8, 2022, the Board met to discuss the status of the transaction with Syncona. MTS presented preliminary financial information on several of the terms, including treatment of the Company’s outstanding warrants and the impact of alternative terms of the CVR. Because of the liability associated with the put right in the Company’s warrants issued in 2022, Syncona required a $9.0 million reduction in the upfront payment to stockholders, which, in its proposal of September 9, 2022, had been $32.5 million.

On October 11, 2022, the Board met to discuss the status of the transaction with Syncona. Ms. Washer provided an update and advised that a per share price had been agreed between the parties and that the Company had agreed to extend Syncona’s exclusivity period to October 21, 2022.

On October 18, 2022, the Board met to discuss the status of the transaction with Syncona. Also on October 18, 2022, Syncona provided to the Company an updated draft of the Merger Agreement and communicated Syncona’s views on matters relating to the administration of the CVR after the Effective Time.

On October 19, 2022, representatives of the parties, Mintz and Foley Hoag met via a telephonic conference and discussed, among other things, including the clinical development of the Company’s XLRP product candidate, the terms of Milestone 1 of the CVR as it relates to the Manufacturing Assets (as that term is defined in the CVR Agreement), and the anticipated maximum liability to be incurred in respect of the BSV Warrants.

On October 20, 2022, the Company engaged a nationally known restructuring financial expert in case the Company was unable to consummate the proposed transaction with Syncona and a bankruptcy filing became necessary.

On October 21, 2022, Syncona stated that it required a closing condition to the Merger Agreement providing it with a termination right if the potential liability with respect to the put right held by the holders of the BSV Warrants was greater than $9.5 million (the “Black Scholes Condition”).

On October 22, 2022, the Board met with its advisor to discuss the proposed Black Scholes Condition. After discussion, the Board determined that Black Scholes Condition was acceptable as a necessary provision to make possible a transaction that it believed would maximize stockholder value. Later on October 22, 2022, Mintz sent Foley Hoag revised drafts of the Merger Agreement and the CVR Agreement.

On October 23, 2022, the Board met to consider the proposed final terms of the Merger Agreement, the CVR Agreement, and the other agreements contemplated by the Offer and the Merger. A representative of Foley Hoag described to the Board the terms of the various agreements and the expected conduct of the Transactions. The Board engaged in an extensive discussion of the Offer and the Merger, including the benefits to the holders of Shares of the Offer Price of $0.34 in cash plus one CVR per Share, the extensive process that the Company had taken to identify alternative strategic transactions, and the Company’s difficulties in raising additional capital for the advancement of its product candidates. The Board also noted the fact that the Company did not have sufficient cash to continue to advance its product candidates or otherwise fund its operations past the end of calendar year 2022. Ms. Washer noted that the negotiation of the Transactions had been extensive and that she did not believe that Syncona would be willing to consider any further improvement in the terms thereof. Throughout this discussion, members of the Company’s management, as well as representatives of MTS and Foley Hoag, answered questions from the Directors.

A representative of MTS Securities, LLC (“MTS Securities”), an affiliate of MTS, then reviewed with the Board its financial analysis of the Offer Price of $0.34 per Share plus one CVR to be received by the holders of Shares (other than Parent, Purchaser and their respective affiliates and holders of certain excluded shares as described in the written opinion as described below (“Excluded Shares”) pursuant to the Offer and the Merger, and MTS Securities then rendered to the Board its oral opinion (which was subsequently confirmed by delivery of a written opinion as of October 23, 2022) that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in such written opinion, the Offer Price to be received by the holders of Shares (other than Parent, Purchaser and their respective affiliates and holders of Excluded Shares) pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of the written opinion of MTS Securities sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by MTS Securities in connection with its opinion (which include material noncustomary facts and process limitations due to the unique circumstances of the Company). With the Company’s consent, MTS Securities did not perform in connection with its opinion certain analyses relating to the Company and the Offer Price to be received by the holders of Shares that MTS Securities would customarily perform in connection with preparing a fairness opinion in light of the company-specific facts and circumstances, including that MTS Securities was not able to perform a discounted cash flow analysis of the Company, an analysis of selected publicly traded companies, and certain other analyses. For more information on the MTS Opinion, see “—Opinion of the Company’s Financial Advisor”.

Next, the Board discussed a proposed amendment to the Company’s Amended and Restated Bylaws to provide that, unless the Company consents in writing to another forum, certain claims that may be brought against the Company by its stockholders would be required to be brought in the Court of Chancery of the State of Delaware or the federal district court for the District of Delaware (the “Forum Selection Amendment”).

A representative of Foley Hoag reviewed with the Board its role and obligations with respect to the evaluation and approval of the Merger Agreement and the Transactions.

After further discussion and deliberation, the Board voted unanimously to adopt, approve and declare the advisability of the Merger Agreement, the CVR Agreement and the Transactions, declare that it is in the best interests of the Company and its stockholders that the Company enter into the Merger Agreement and the CVR Agreement and consummate the Transactions and that the Company’s stockholders tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, declare that the terms of the Offer and the Merger are fair to the Company and to its stockholders, resolve to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer at the Offer Price of $0.34 plus one CVR per Share, and to approve the Forum Selection Amendment.

On October 23, 2022, the Company issued a press release announcing the entry into the Merger Agreement and the Offer.

On October 24, 2022, prior to the opening of trading on the Nasdaq Global Market, Parent issued a press release announcing the entry into the Merger Agreement and the Offer.

On October 26, 2022, the Purchaser commenced the Offer. During the Offer, we expect to have ongoing contacts with Parent and the Purchaser and their respective Directors, officers and stockholders.

Reasons for the Recommendation of the Board.

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the Company’s stockholders accept the Offer and tender all of the Shares pursuant to the Offer, the Board consulted with the Company’s senior management and MTS and considered and analyzed a wide and complex range of factors as discussed below. The Board also consulted with Foley Hoag regarding the Board’s fiduciary duties, legal due diligence matters, and the terms and conditions of the Merger Agreement and related agreements. Based on these consultations, considerations, and analyses and the factors discussed below, the Board concluded that entering into the Merger Agreement with Parent and Purchaser would yield the highest value reasonably available to the Company’s stockholders and would be fair to, and in the best interests of, the Company’s stockholders.

The Board believed that the following material factors and benefits supported a unanimous determination and recommendation:

The Company’s Operation and Financial Condition; Limited prospects of the Company as a Stand-Alone Entity. The Board considered the Company’s current and historical financial condition, results of operations and business of the Company, as well as the Company’s prospects and risks if the Company were to remain an independent company. The Board evaluated the Company’s current product development pipeline and general business and financial plans, including the risks and uncertainties associated with the ongoing clinical development of AGTC-501, the Company’s lead product candidate to treat XLRP, and the Company’s ability to carry out its current development and regulatory strategy with respect to AGTC-501 and other pipeline candidates, whether on its own or through collaboration with strategic partners, and the significant capital that would be needed to continue to support product development efforts. Specific factors considered by the Board included the Company’s limited cash resources which, in the absence of a transaction only support future operations through calendar year 2022, the Company’s current share price and the limitations on its ability to raise additional capital, the significant challenges the Company had when trying to raise equity capital upon the release of the positive data from the Skyline Trial, execution risk around future clinical trials required for regulatory approval, regulatory uncertainty around the FDA’s position on efficacy endpoints, commercial market uncertainty, and the likely lack of cash available for distribution to shareholders in the likely event the Company had to pursue a liquidation in bankruptcy in the event a transaction was not successfully completed. On October 20, 2022, the Company engaged a nationally known restructuring financial expert in case the Company was unable to consummate the proposed transaction with Syncona and a bankruptcy filing became necessary.

In addition, the Board considered the general risks inherent to continued operations as a standalone company, including the competitive nature of the biopharmaceutical industry, the Company’s financial resources relative to those of its competitors, the potential impact of government healthcare reform on the Company’s business, and other general risks and market conditions that could reduce the market price of the Shares. Taking all these factors together the Board unanimously supported the transaction with Parent and Purchaser.

Premium to Market Price. The Board considered the relationship of the Offer Price to the current and historical market prices of the Shares. The Offer Price to be paid in cash and CVRs for each Share would provide stockholders with the opportunity to receive a premium over the current and recent historical market prices of the Shares in cash. The Board reviewed historical prices, volatility, and trading information with respect to the Shares including the fact that the upfront Offer Price, excluding CVRs, represented a premium of approximately 41.6% over the closing price per share of the Shares on the Nasdaq Global Market on October 21, 2022, the last trading day prior to the announcement of the Merger Agreement, and a premium of approximately 17.2% over the 30-day volume weighted average closing price per share prior to signing the Merger Agreement.

Competition. The Board considered competitive considerations, including that well-financed companies partnered with large pharmaceutical companies are developing gene therapy products, even specifically to treat XLRP.

Certainty of Value. The Board considered that the consideration to be received by the Company’s stockholders in the Offer and the Merger will have a portion received as upfront cash, which provides liquidity and certainty of value to the stockholders. Considering the various significant risks that the Company would face by remaining independent and pursuing its current business and financial plans, the Board believed that this certainty of value was compelling compared to the most likely outcome of a bankruptcy filing if a transaction or financing could not be completed.

Opportunity to Realize Additional Value. The Board considered the fact that, in addition to the cash to be paid at closing, the Company’s stockholders will receive a CVR for each share held comprised of four milestones, one based on enumerated licensing or business development activities and three based on XLRP product milestones. These provide the Company’s stockholders an opportunity to realize additional value, to the extent that the millstones set forth in the CVR Agreement are achieved within the time described therein, through an additional cash payment. The Board considered the estimated probability of success and estimated timing for achieving each milestone.

Potential Strategic Alternatives. The Board considered the possibility of exploring additional licensing and collaboration opportunities, the potential benefits and risks of these alternatives and the timing and likelihood of effecting such alternatives in light the Company’s limited financial resources. Considering the risks of execution as well as business, competitive, industry, and market risks, the Company’s Board determined, especially in light of the extensive strategic process conducted since November of 2021, that (i) none of the possible alternatives was reasonably likely to present superior opportunities in a reasonable period of time for the Company to create greater value for the Company’s stockholders than was being presented in the Transactions and (ii) that the delay of pursuing alternative transactions could result in significantly lower value for the stockholders if such transactions are not completed within the Company’s current cash runway, which could result in a bankruptcy, liquidation or other reorganization of the Company.

Negotiation Process. The Board considered the fact that the terms of the Offer and Merger were the result of robust negotiations conducted by the Company with the knowledge and at the direction of the Board and with the assistance of its financial advisors. The Board also considered the extensive outreach over the extended timeframe detailed above with multiple companies all of whom had the opportunity to present an offer to the Company but declined to do so.

Highest Value Reasonably Obtainable. The Board believed that the Offer Price of $0.34 per Share and the CVR represented the highest value reasonably obtainable for the Shares, based on the progress and outcome of the Company’s negotiations with Parent and Purchaser and the fact that a number of other strategic parties that had been contacted with respect to the acquisition of the Company, its lead XLRP asset, and/or its pipeline assets, had not expressed the desire or ability to propose a higher valuation at this time. The Board believed, based on the Company’s negotiations with Parent and Purchaser, and the advice of management and its advisors, that the Offer Price was the highest amount of consideration per Share that Parent and Purchaser were willing to pay and that the Merger Agreement contained the most favorable terms to the Company to which Parent and Purchaser were willing to agree.

Opportunity to Accept a Superior Proposal. The fact that the terms of the Merger Agreement permit the Company to respond to unsolicited proposals in certain circumstances, and that the provisions of the Merger Agreement permit the Board in certain circumstances to terminate the Merger Agreement in order to enter into a definitive agreement with respect to an unsolicited superior proposal, subject to the payment of a termination fee of $1.5 million which amount the Board believes to be reasonable under the circumstances and unlikely to serve as a meaningful deterrent to other acquisition proposals.

Speed and Likelihood of Completion. The Board considered the anticipated timing of the consummation of the Transactions, including the structure of the Offer as a cash and contingent value right tender offer for all outstanding Shares, with the anticipated result of allowing stockholders to receive the Cash Consideration in a relatively short time frame, followed by the Merger, in which stockholders who do not validly exercise appraisal rights would receive the same consideration received by those stockholders who tender the Shares in the Offer. The Board noted that the deal has no financing condition and, Parent and Purchaser would fund the purchase price from existing cash resources. The Board considered how the potential for closing within a relatively short time frame could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty inherent to the pendency of the transaction and related disruption.

Business Reputation of Parent. The Board considered the business reputation, management experience, especially in ophthalmology and AAV gene therapy, and financial resources of Parent. The Board believed that these factors supported the conclusion that a transaction with Parent could be completed relatively quickly and in an orderly manner and that Parent’s team was well suited and qualified to complete the development of the Company’s programs, especially AGTC-501.

Opinion of the Company’s Financial Advisor. The opinion of MTS Securities rendered orally to the Board (which was subsequently confirmed by delivery of a written opinion dated October 23, 2022) that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in such written opinion (which include material non-customary facts and process limitations due to the unique circumstances of the Company), the Offer Price to be received by the holders of Shares (other than the Parent, the Purchaser and their respective affiliates and holders of Excluded Shares) pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders, as more fully described in Item 4 under the heading “—Opinion of the Company’s Financial Advisor” and the full text of the written opinion of MTS Securities, which is attached as Annex I to this Schedule 14D-9. With the Company’s consent, MTS Securities did not perform in connection with its opinion certain analyses relating to the Company and the Offer Price to be received by the holders of Shares that MTS Securities would customarily perform in connection with preparing a fairness opinion in light of the company-specific facts and circumstances, including that MTS Securities was not able to perform a discounted cash flow analysis of the Company, an analysis of selected publicly traded companies, and certain other analyses.

The Board also considered a variety of uncertainties and risks and other potentially negative factors in its deliberation concerning the Offer, the Merger and other transactions contemplated by the Merger Agreement, including, but not limited to, the following:

Stockholder Participation in Future Growth or Earnings Limited to CVR. The nature of the Offer, the Merger, and the Offer Price means that the stockholders will not participate in any future growth or other value generated by the Company or its assets other than any payments in respect of the CVR and will not benefit from any other appreciation in value of the Surviving Corporation.

Risks Associated with Failure to Complete the Offer and Consummate the Merger. The possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, (i) the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, (ii) the Company will have incurred significant transactions costs, (iii) the Company’s continuing business relationships with consultants, licensors, business partners and employees may be adversely affected, (iv) the trading price of the Shares could be adversely affected, (v) the market’s perceptions of the Company’s prospects could be adversely affected, (vi) the Company’s outstanding secured debt could be accelerated, and (vii) the likelihood of a Chapter 11 wind down of the Company if the merger is not consummated.

Interim Restrictions on Business Pending the Completion of the Offer and the Merger. Restrictions on the conduct to the Company’s business prior to the Effective Time due to certain pre-closing covenants in the Merger Agreement, whereby the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice, but subject to specified exceptions that it will not take a number of actions related to the conduct of its business without the prior written consent of Parent, which may have a material adverse effect on the Company’s ability to respond to a change in market and business conditions in a timely manner or at all.

No Solicitation and Termination Fee. Subject to certain exceptions, the Merger Agreement precludes the Company from soliciting alternative Acquisition Proposals (as defined in the Merger Agreement), and requires the Company to pay Parent a cash termination fee in certain circumstances in which the majority of the Company’s stockholders do not tender their shares, in connection with an Adverse Recommendation Termination or the Merger Agreement is terminated when an alternative proposal becomes publicly known prior to such termination and the Company later enters in any agreement with respect to an alternative proposal or consummates an alternative transaction within 12 months of such termination.

Risks That the Milestone Payments Under the CVR Might Not Be Paid. Because there is no obligation for Parent to achieve the milestones specified in the CVR Agreement, the Board considered that such milestones might not be achieved, in which case no payments in respect of the CVR would be made to the Company’s stockholder.

Effect of Transaction Announcement. The effect of the public announcement of the merger Agreement, including the potential impacts on the Company’s ongoing business relationships and the Company’s ability to attract and retain key management, scientific and research personnel during the pendency of the Transactions, as well as the likelihood of litigation in connection with the Merger.

Timing Risks. The amount of time it could take to complete the Offer and the Merger, including the risk that Company stockholders may not tender their Shares in the Offer such that the Minimum Condition (as defined in the Merger Agreement) under the Merger Agreement would not be satisfied.

Taxable Consideration. The gains from the consideration to be received by the stockholders in the Offer and the Merger will generally be taxable to the stockholders for U.S. federal income tax purposes.

Other Interests. The possibility that the Company’s officers and directors may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s other stockholders.

The foregoing discussion of the information and factors considered by the Board is intended to be illustrative and not exhaustive, but includes the materials reasons and factors considered by the Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, and the Merger Agreement, the CVR Agreement and the transactions proposed thereby. In view of the wide variety of reasons and factors considered and the complexity of these matters, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given different weights to the different factors, or many had different reasons for the ultimate determination. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall analysis of the factors and reasons described above and determined in its business judgment that, in the aggregate, the potential benefits of the Offer and the Merger to the stockholders of the Company outweighed the risks or potential negative consequences.

Opinion of the Company’s Financial Advisor

The Company retained MTS as its financial advisor in connection with the Transactions. On October 23, 2022, MTS Securities rendered its oral opinion to the Board (which was subsequently confirmed by delivery of a written opinion dated October 23, 2022) that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in such written opinion (which include material noncustomary facts and process limitations due to the unique circumstances of the Company), the Offer Price to be received by the holders of Shares (other than Parent, Purchaser and their respective affiliates and holders of Excluded Shares) pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders.

The full text of the written opinion of MTS Securities (the “MTS Opinion”) sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by MTS Securities in connection with its opinion. The MTS Opinion is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. The summary of the MTS Opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the MTS Opinion. We urge you to read carefully the MTS Opinion, together with the summary thereof in this Schedule 14D-9, in its entirety.

MTS Securities provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer and the Merger. The MTS Opinion addressed solely the fairness, from a financial point of view, of the Offer Price per Share to be paid to the holders of Shares (other than Parent, Purchaser and their respective affiliates and holders of Excluded Shares) pursuant to the Offer and the Merger and does not address any other aspect or implication of the Offer or the Merger. The MTS Opinion was not a recommendation to the Board as to how to vote in connection with the Merger Agreement and is not a recommendation to any stockholder of the Company to take any action in connection with the Offer or the Merger, including, without limitation, whether any stockholder should tender his, her or its Shares in connection with the Offer.

In the course of performing its review and analyses for rendering the opinion described above, MTS Securities:

(i)

reviewed the financial terms of a draft copy of the merger agreement delivered to MTS Securities on October 22, 2022, which was the most recent draft available to MTS Securities prior to the time it rendered its oral opinion (the “draft merger agreement”), the financial terms of a draft copy of the CVR agreement delivered to MTS Securities on October 22, 2022, which was the most recent draft made available to MTS Securities prior to the time it rendered its oral opinion (the “draft CVR agreement”), and the financial terms of a draft copy of the form of support agreement delivered to MTS Securities on October 22, 2022, which was the most recent draft made available to MTS Securities prior to the time it rendered its oral opinion (the “draft support agreement”);

(ii)	reviewed certain publicly available business and financial information concerning the Company and the industry in which it operates;

(iii)

reviewed certain internal financial analyses and forecasts prepared by and provided to MTS Securities by the management of the Company relating to its business (the “Projections”), as set forth under the heading “Certain Projected Information;”

(iv)

conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (ii)-(iii) above and any other matters deemed relevant by MTS Securities;

(v)	reviewed and analyzed the reported current and historical prices and trading history of the Shares;

(vi)

reviewed and analyzed, in light of the business, operations and assets of the Company, the Company’s assumptions about the cash consideration that would likely be received by the holders of Company Common Stock if the Company were to undergo a liquidation; and

(vii)	performed such other financial studies, analyses and investigations and considered such other information as MTS Securities deemed appropriate for the purposes of its opinion.

In arriving at its opinion, MTS Securities assumed and relied upon, without assuming liability or responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information that was publicly available or was provided to, discussed with or reviewed by MTS Securities and upon the assurances of the management of the Company that they were not aware of any material relevant developments or matters related to the Company or that may affect any of the Transactions that had been omitted or that remained undisclosed to MTS Securities. The MTS Opinion does not address any legal, regulatory, tax, accounting or financial reporting matters, as to which MTS Securities understood that the Company had obtained such advice as it deemed necessary from other advisors, and MTS Securities relied, with the consent of the Board, on any assessments made by such other advisors to the Company with respect to such matters. Without limiting the foregoing, MTS Securities did not consider any tax effects of the Transactions or the form or transaction structure of the Transactions on any person or entity. MTS Securities did not conduct any independent verification of the Projections and expressed no view as to the Projections or the assumptions on which they were based. Without limiting the generality of the foregoing, with respect to the Projections, MTS Securities assumed, with the consent of the Board, and based upon discussions with the management of the Company, that they were reasonably prepared in good faith and that the Projections reflected the best then-currently available estimates and judgments of the management of the Company as to the future results of operations and financial performance of, and the impact of the effects of the coronavirus pandemic (COVID-19) and related events on, the Company.

In arriving at its opinion, MTS Securities made no analysis of, and expressed no opinion as to, the adequacy of the reserves of the Company and relied upon information supplied to MTS Securities by the Company as to such adequacy. In addition, MTS Securities did not make any independent evaluations or appraisals of the assets or liabilities (including any contingent derivatives or off-balance-sheet assets or liabilities) of the Company or any of its subsidiaries, and MTS Securities was not furnished with any such evaluations or appraisals, nor did MTS Securities evaluate the solvency of the Company or any other entity under any state or federal law relating to bankruptcy, insolvency or similar matters. Based on the present operations of the Company and at the Company’s direction and with its consent, MTS Securities used the liquidation values of the Company as provided to MTS Securities and did not perform any going concern analyses. MTS Securities expressed no opinion regarding the liquidation value of the Company or any other entity. MTS Securities assumed that there had been no material change in the assets, financial condition, business or prospects of the Company or any of its subsidiaries since the date of the most recent relevant financial statements or financial information made available to MTS Securities. Without limiting the generality of the foregoing, MTS Securities undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which the Company or any of its affiliates is a party or may be subject, and, at the direction of the Company and with its consent, the MTS Opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. MTS Securities also assumed that neither the Company nor Parent nor any of their respective subsidiaries is party to any material pending transaction that had not been disclosed to MTS Securities, including, without limitation, any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Transactions. In addition, MTS Securities did not conduct, nor did MTS Securities assume any obligation to conduct, any physical inspection of the properties or facilities of the Company or any of its subsidiaries. MTS Securities did not consider any potential legislative or regulatory changes then-currently being considered or that may be adopted by any governmental or regulatory bodies or any potential changes in accounting methods or generally accepted accounting principles that may be adopted.

MTS Securities assumed that the representations and warranties of each party contained in each of the Merger Agreement, the CVR Agreement and the Support Agreement and in all other related documents and instruments that are referred to therein are and will be true and correct as of the date or the dates made or deemed made, that each party thereto will fully and timely perform all of the covenants and agreements required to be performed by it under the Merger Agreement, the CVR Agreement and the Support Agreement, and any other agreement contemplated thereby, that all conditions to the consummation of any of the Transactions will be satisfied without waiver thereof and that the Transactions will be consummated in accordance with the terms of the Merger Agreement, the CVR Agreement and the Support Agreement without waiver, modification or amendment of any term, condition or agreement thereof. MTS Securities assumed that the final form of each of the Merger Agreement, CVR Agreement and the Support Agreement will be, in all respects relevant to its analysis, identical to the draft merger agreement, the draft CVR Agreement and the draft support agreement, respectively. MTS Securities also assumed that any governmental, regulatory and other consents and approvals contemplated in connection with any of the Transactions will be obtained and that, in the course of obtaining any of those consents and approvals, no restrictions will be imposed or waivers made that would have an adverse effect on the Company, Parent or the benefits contemplated to be realized as a result of the Transactions. For purposes of the MTS Opinion, MTS Securities assumed, at the direction of the Company and with its consent, that achievement of the conditions for each milestone payment pursuant to the CVR Agreement (a “Milestone Payment”) will occur as and to the extent contemplated by the Projections and that the corresponding Milestone Payment will be paid to each holder of a CVR to the extent thereof.

For purposes of the MTS Opinion, MTS Securities assumed, at the direction of the Company and with its consent, the following facts relating to the Company’s liquidity: (i) the Company has limited funding and difficulty in raising capital, and absent additional capital would be required to seek liquidation, (ii) the Company has been unsuccessful in raising additional capital to address the Company’s liquidity shortfall and has no offers to provide additional capital to the Company or enter into a business combination transaction other than the proposed Transactions, (iii) based on the foregoing, the Projections are not fully financed, (iv) based on the foregoing, the Company does not, and does not intend to, engage in any activity that may result in the generation of any revenue, and (v) absent the Transactions, the Company would be required to seek liquidation. In light of the facts and circumstances, MTS Securities assumed, without independent verification, the Company’s assumptions about the cash consideration that would likely be received by the holders of Company Common Stock if the Company were to undergo a liquidation, as compared to the Offer Price in the Transaction. MTS Securities took the foregoing facts and assumptions (together with the other facts and assumptions set forth in the MTS Opinion) into account when determining the meaning of “fairness” for purposes of the MTS Opinion.

The MTS Opinion was necessarily based on economic, market, financial and other conditions as existing, and on the information made available to MTS Securities, as of the date of the MTS Opinion. It should be understood that, although subsequent developments may affect the conclusion reached in the MTS Opinion, MTS Securities does not have any obligation to update, revise or reaffirm the MTS Opinion.

The MTS Opinion addresses solely the fairness, from a financial point of view and as of the date thereof, to the holders of Shares (other than Parent, Purchaser and their respective affiliates and holders of Excluded Shares) of the Offer Price to be received by such holders pursuant to the Transactions and does not address any other terms in the Merger Agreement, the CVR Agreement, the Support Agreement or any other agreement relating to any of the Transactions or any other aspect or implication of any of the Transactions, including any financing arrangements to be entered into in connection with the Transactions. The MTS Opinion does not address the Company’s underlying business decision to proceed with the Transactions or the relative merits of the Transactions compared to other alternatives available to the Company. MTS Securities expressed no opinion as to the prices or ranges of prices at which shares or other securities of any person, including Shares, will trade at any time, including following the announcement or consummation of the Transactions. For purposes of the MTS Opinion, MTS Securities did not consider any impact of any additional rights or obligations of any holder of Shares pursuant to any support agreement entered into by any such holder with Parent and/or the Purchaser in connection with the Transactions. MTS Securities was not requested to opine as to, and the MTS Opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to any of the Transactions, or any class of such persons, relative to the consideration to be received by holders of Shares in connection with the Transactions or with respect to the fairness of any such compensation.

The issuance of the MTS Opinion was approved by an opinion committee of MTS Securities.

Summary of Financial Analyses

MTS Securities performed a variety of financial analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. In arriving at its opinion, MTS Securities considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions MTS Securities reached were based on all the analyses and factors presented, taken as a whole, and also on application of MTS Securities’ own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. MTS Securities therefore gave no opinion as to the value or merit standing alone of any one or more parts of the analyses. No company or transaction used in any analysis for purposes of comparison was identical to the Company. Accordingly, an analysis of the results of the comparisons was not mathematical; rather, it involved complex considerations and judgments about differences in the companies and transactions to which the Company was compared and other factors that could affect the public trading value or transaction value of the companies. Furthermore, MTS Securities believes that the summary provided and the analyses described below must be considered as a whole and that selecting any portion of the analyses, without considering all of them, would create an incomplete view of the process underlying MTS Securities’ analysis and opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described below should not be taken to be the view of MTS Securities with respect to the actual value of the Company or the Shares.

Moreover, as described above and with the Company’s consent, MTS Securities did not perform in connection with its opinion certain analyses relating to the Company and the Offer Price to be received by the holders of Shares that MTS Securities would customarily perform in connection with preparing a fairness opinion in light of the company-specific facts and circumstances, including that MTS Securities was not able to perform a discounted cash flow analysis of the Company, an analysis of selected publicly traded companies, and certain other analyses.

Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of the corresponding summaries and are alone not a complete description of the financial analyses performed by MTS Securities. Considering the data in the tables below without considering the corresponding full narrative descriptions of the financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of the financial analyses performed by MTS Securities.

In performing its analyses, MTS Securities made numerous assumptions with respect to industry performance, general business, regulatory and economic conditions and other matters, all of which are beyond MTS Securities’ control and many of which are beyond the control of the Company and/or Parent. Any estimates used by MTS Securities in its analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

MTS Securities performed standalone valuation analyses of the Company using valuation methodologies as described below. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 21, 2022 and is not necessarily indicative of current market conditions.

Company Historical Stock Price Performance

MTS Securities reviewed for informational purposes only the share price trading history of the Shares for the period beginning on October 22, 2021 and ending on October 21, 2022. During this period, Shares traded as low as $0.23 per Share and as high as $3.18 per Share, compared to the closing price per Share on October 21, 2022 of $0.24 per share.

In addition, MTS Securities reviewed the volume-weighted average trading price per Share (referred to as “VWAP”) over the 5 trading day, 30 trading day, 90 trading day, six-month, 12-month, and 24-month periods ending on October 21, 2022. These VWAPs are set forth in the table below.

Trading Period	VWAP
5 Trading Days	$0.24
30 Trading Days	$0.29
90 Trading Days	$0.40
6 Months	$0.46
12 Months	$1.06
24 Months	$3.66

This review indicated a range $0.24 to $3.66 per Share, compared to the closing price per Share on October 21, 2022 of $0.24 per share.

The Share price trading history and volume weighted average trading prices were provided to the Board for informational purposes only and were not relied upon by MTS Securities for valuation purposes.

Offer Price NPV Calculation

For purposes of its review and analyses, MTS Securities assumed, at the direction of the Company and with its consent, that achievement of the conditions for each Milestone Payment will occur as and to the extent contemplated by the Projections and that the corresponding Milestone Payments will be paid to each holder of a CVR to the extent thereof. Based on this, MTS Securities calculated a net present value of the Offer Price of $0.34 per Share, plus the one (1) CVR to be received under the Merger Agreement equal to $0.49 per Share (which we refer to as the “Offer Price NPV”), which was calculated by adding (i) the $0.34 per Share in upfront cash consideration, plus (ii) $0.00 per Share for Milestone 1, based on a 0.0% probability of success based on the

Projections and assuming a discount rate of 22.0% based on the Company’s estimated weighted average cost of capital as described below plus (iii) $0.07 per Share for Milestone 2, based on a 60.0% probability of success as estimated by the Company management in the Projections and assuming a discount rate of 22.0% based on the Company’s estimated weighted average cost of capital as described below plus (iv) $0.05 per Share for Milestone 3, based on a 45.0% probability of success as estimated by the Company management in the Projections and assuming a discount rate of 22.0% based on the Company’s estimated weighted average cost of capital as described below plus (v) $0.04 per Share for Milestone 4, based on a 60.0% probability of success as estimated by the Company management in the Projections and assuming a discount rate of 22.0% based on the Company’s estimated weighted average cost of capital as described below.

For purposes of estimating the Company’s weighted average cost of capital for purposes of calculating the Offer Price NPV, MTS Securities assumed a weighted average cost of capital of 22.0%, based on MTS Securities’ analysis from publicly available information of the cost of capital for certain publicly-traded gene therapy companies. Based on this criteria MTS Securities selected the following companies:

•	MeiraGTx Holdings plc

•	Voyager Therapeutics, Inc.

•	Gensight Biologics

•	Adverum Biotechnologies, Inc.

•	Solid Biosciences Inc.

•	Abeona Therapeutics Inc.

•	AVROBIO, Inc.

Although none of the selected companies is directly comparable to the Company, MTS Securities included these companies in its determination of the Company’s estimated weighted average cost of capital because they are publicly-traded companies with certain characteristics that, for purposes of analysis, may be considered similar to certain characteristics of the Company.

Company Valuation Analysis

MTS Securities reviewed and analyzed the proposed financial terms of the Transactions as compared to the Company’s assumptions about the cash consideration that would likely be received by the holders of Company Common Stock if the Company were to undergo a liquidation (the “Company Liquidation Value Estimate”). For purposes of the Company Liquidation Value Estimate, the Company provided MTS Securities with information on the possible liquidation of the Company at an assumed completion date of November 30, 2022, including the assumed aggregate available cash for distribution to holders of Shares if the liquidation were to be completed by such date of $2.55 million. MTS Securities calculated the Company Liquidation Value Estimate per Share by dividing the assumed aggregate available cash amount provided by the Company by the fully diluted Shares outstanding as provided by the Company’s management. For purposes of this calculation, MTS Securities used a fully diluted outstanding Share amount of 67.830 million as provided by the Company’s management. The result of this calculation was a Company Liquidation Value Estimate per Share equal to $0.04 per Share. Following the date of the MTS Opinion, the Company’s management and MTS Securities became aware that the fully diluted outstanding Share amount as provided by the Company’s management double-counted approximately 198,000 net vested Company RSUs, which were included in the basic Share amounts provided and that should not have been included separately in the fully diluted outstanding Share amount. If these Shares had not been included, it would have resulted in a fully diluted outstanding Share amount of 67.632 million. MTS Securities has confirmed that, had this Share amount been used, the calculated rounded Company Liquidation Value Estimate per Share would not have changed from the calculated amount of $0.04 per Share initially presented, given rounding.

MTS Securities observed the Company Liquidation Value Estimate per Share of $0.04 per share relative to the Offer Price NPV equal to $0.49 per Share.

Miscellaneous

The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. In arriving at its opinion, MTS Securities did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, MTS Securities made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

The MTS Opinion was one of the many factors taken into consideration by the Board in making its determination to approve the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board with respect to consideration to be received by the holders of Shares pursuant to the Transactions or any other terms of any of the Transactions or of whether the Board would have been willing to agree to different terms. The Offer Price was determined through arm’s-length negotiations between the Company and Parent and was approved by Board. MTS Securities and its affiliates provided advice to the Company during these negotiations. However, neither MTS Securities nor any of its affiliates recommended any specific amount of consideration to the Company or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

MTS Securities has consented to the use of the MTS Opinion in this Schedule 14D-9; however, MTS Securities has not assumed any responsibility for the form or content of this Schedule 14D-9. MTS Securities and its affiliates, as part of their investment banking services, are regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, and for other purposes. As noted above, MTS acted as financial advisor to the Company in connection with the merger and participated in certain of the negotiations leading to the Merger Agreement. The Company selected MTS as its financial advisor because it is nationally recognized in the healthcare and biotechnology industries as having investment banking professionals with significant experience in healthcare and biotechnology investment banking and merger and acquisition transactions, including transactions similar to the Transactions.

Pursuant to an engagement letter agreement, dated as of March 13, 2018, as amended on February 24, 2020, October 9, 2020 and January 15, 2021, between the Company and MTS, the Company engaged MTS to act as its financial advisor in connection with the Company’s consideration, evaluation and/or exploration of certain potential merger and acquisition transactions or similar transactions. As permitted by the terms of the engagement letter and pursuant to MTS’ internal policies, MTS Securities, LLC, a wholly owned subsidiary of MTS, delivered the MTS Opinion. As compensation for MTS and its affiliates’ financial advisory services, the Company is required to pay MTS a fee of $300,000 for rendering the MTS Opinion in connection with the Board’s consideration of the proposed transaction with Parent, which fee was not contingent upon the successful completion of the Offer or the Merger or the conclusion reached in the MTS Opinion. Upon the consummation of the Offer, the Company will be obligated to pay to MTS a fee equal to $2.0 million, with the fee paid by the Company for rendering the MTS Opinion and a previously paid retainer credited towards such amount. In addition, the Company has agreed to reimburse certain of MTS’s expenses arising, and to indemnify MTS and its related persons for certain liabilities that may arise, in each case, in connection with any of the matters contemplated by the engagement letter.

MTS served as a financial advisor and joint book-running manager in the Company’s equity offering in January 2021, for which it received a fee equal to $1.34 million. Except as noted above, neither MTS Securities nor MTS has had a material relationship with, or otherwise received fees from, the Company or Parent or any other parties to the Merger Agreement or the CVR Agreement during the two years preceding the date of the MTS Opinion. MTS, MTS Securities and their affiliates may seek to provide investment banking or financial advisory services to the Company and Parent and/or certain of their respective affiliates in the future and would expect to receive fees for the rendering of any such services.

Certain Projected Information

As a matter of course, the Company does not publicly disclose long-term projections of future financial results or expected timing of clinical milestones relating to its product candidates due to the inherent unpredictability and subjectivity of underlying assumptions and estimates. In March 2022, in connection with its strategic process, the Company’s Board considered unaudited, non-public financial projections prepared by the Company’s management with respect to the Company’s product candidates, which was also used for the purposes of MTS Securities’ financial analyses and opinion (which opinion is attached to this Schedule 14D-9 as Annex I). We refer to these financial projections as the management projections. A summary of the management projections is set forth below.

The inclusion of the management projections below should not be deemed an admission or representation by the Company, MTS, MTS Securities, or any of their respective officers, directors, employees, affiliates, advisors, or other representatives with respect to such projections. The management projections are not included to influence your views on the Offer or the Merger described in this Schedule 14D-9 but solely to provide stockholders access to certain non-public information that was provided to the Company’s Board in connection with its evaluation of the Offer and the Merger and to MTS and MTS Securities to assist with its financial analyses as described in this Item 4 under the heading “The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor”. The information from the management projections included below should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company in its public filings with the SEC. Because the management projections were prepared on a standalone basis, they do not give effect to the proposed Transactions.

The management projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or U.S. Generally Accepted Accounting Principles. Such financial measures used in the management projections were relied upon by MTS Securities for purposes of its opinion and by the Company’s Board in connection with its consideration of the Offer and the Merger. Neither the independent registered public accounting firm of the Company, Parent, the Purchaser, nor any other independent accountant has audited, reviewed, compiled, examined or performed any procedures with respect to the accompanying unaudited prospective financial information for the purpose of its inclusion herein, and accordingly, neither the independent registered public accounting firm of the Company nor any other independent accountant expresses an opinion or provides any form of assurance with respect thereto for the purpose of this Schedule 14D-9.

The management projections were prepared for internal use and are subjective in many respects. As a result, these management projections are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Although the Company believes its assumptions to be reasonable, all projections are inherently uncertain, and the Company expects that differences will exist between actual and projected results. Although presented with numerical specificity, the management projections reflect numerous variables, estimates, and assumptions made by the Company’s management at the time they were prepared, and also reflect general business, economic, regulatory, market, and financial conditions and other matters, all of which are difficult to predict and many of which are beyond the Company’s control. In addition, the management projections cover activities spanning multiple years, and this information by its nature becomes subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the estimates and assumptions made in preparing the management projections will prove accurate or that any of the management projections will be realized.

The management projections include certain assumptions relating to, among other things, the Company’s ability to raise additional capital required to achieve the projected results, expectations relating to relating to regulatory approvals, product pricing, market penetration, the availability and amount of reimbursement, peak U.S. sales, and exclusivity periods for products.

The management projections are subject to many risks and uncertainties and you are urged to review the risks included in Item 8 under the heading “Additional Information - Forward-Looking Statements” for additional information regarding the risks inherent in forward-looking information such as the management projections.

The inclusion of the management projections herein should not be regarded as an indication that the Company, MTS, MTS Securities, or any of their respective affiliates or representatives considered or consider the management projections to be necessarily indicative of actual future events, and the management projections should not be relied upon as such. The management projections do not take into account any circumstances or events occurring after the date they were prepared. The Company does not intend to, and disclaims any obligation to, update, correct, or otherwise revise the management projections to reflect circumstances existing or arising after the date the management projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions or other information underlying the management projections are shown to be in error. Achieving the management projections would require significant additional capital. Furthermore, the management projections do not take into account the effect of any failure of the Merger to be consummated and should not be viewed as accurate or continuing in that context.

In light of the foregoing factors and the uncertainties inherent in financial projections, the Company’s stockholders are cautioned not to place undue reliance, if any, on the management projections.

Program	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040
XLRP (1)
Probability Adjusted Revenue (in millions) ($)	11	58	239	370	304	217	196	160	—	—	—	—	—	—	—
Patients Treated Worldwide	25	128	607	1,026	887	615	554	465	—	—	—	—	—	—	—
ACHMB3 (2)
Probability Adjusted Revenue (in millions) ($)		58	124	180	208	180	145	130	116	—	—	—	—	—	—
Patients Treated Worldwide		191	409	592	685	591	477	429	382	—	—	—	—	—	—
GRN (3)
Probability Adjusted Revenue (in millions) ($)				6	38	70	103	137	171	175	186	196	207	—	—
Patients Treated Worldwide				148	928	1,708	2,503	3,315	4,150	4,253	4,515	4,751	5,011	—	—
CFH (4)
Probability Adjusted Revenue (in millions) ($)						2	37	71	106	141	175	210	245	280	315
Patients Treated Worldwide						395	7,662	14,904	22,136	29,364	36,595	43,836	51,091	58,367	65,669
C9orf72 (5)
Probability Adjusted Revenue (in millions) ($)						8	52	96	141	187	234	240	255	269	284
Patients Treated Worldwide						350	2,196	4,050	5,943	7,886	9,890	10,151	10,794	11,377	12,017
Otology (6)
Probability Adjusted Revenue (in millions) ($)				0	1	2	2	3	3	3	3	3	3	—	—
Patients Treated Worldwide				149	431	669	880	1,068	1,238	1,286	1,274	1,286	1,288	—	—

(1)

Assumes that the Company’s product candidate for treatment of XLRP will be commercially launched in 2026 (for which the Company estimates a 60% probability of success) and that the Company will lose exclusivity for that product in 2033.

(2)

Assumes that the Company’s product candidate for treatment of ACHMB3 will be commercially launched in 2027 (for which the Company estimates a 50.6% probability of success) and that the Company will lose exclusivity for that product in 2034.

(3)

Assumes that the Company’s product candidate for treatment of frontotemporal dementia caused by progranulin haploinsufficiency will be commercially launched in 2029 (for which the Company estimates a 6.9% probability of success) and that the Company will lose exclusivity for that product in 2038.

(4)

Assumes that the Company’s product candidate for treatment of dry age-related macular deficiency as a result of mutations in the Complement Factor H gene will be commercially launched in 2031 (for which the Company estimates a 4.0% probability of success) and that the Company will lose exclusivity for that product in 2040.

(5)

Assumes that the Company’s product candidate for treatment of amyotrophic lateral sclerosis as a result of mutations in the C9orf72 gene will be commercially launched in 2031 (for which the Company estimates a 3.9% probability of success) and that the Company will lose exclusivity for that product in 2040.

(6)

Assumes that the product candidate being developed by the Company in collaboration with Otonomy, Inc. for treatment of genetic hearing loss caused by mutations in the gap junction protein beta 2 gene will be commercially launched in 2029 (for which the Company estimates a 14.5% probability of success) and that the Company will lose exclusivity for that product in 2038.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

The Company retained MTS Health Partners, L.P. to act as its financial advisors in connection with the Offer and Merger, and, in connection with such engagement, MTS Securities, LLC, an affiliate of MTS, provided its opinion described in Item 4 under the heading “The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor” and which is filed as Annex I to this Schedule 14D-9 and incorporated herein by reference. The Company selected MTS as its financial advisor in connection with the Offer and Merger based on MTS’ role in biotechnology transactions and its reputation and experience. MTS is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with MTS’s services as the financial advisor to the Company, the Company paid MTS a fee of $300,000 for rendering the MTS Opinion, which fee was not contingent upon the successful completion of the Offer or the Merger or the conclusion reached in the MTS Opinion. Upon the closing of the Offer, the Company will be obligated to pay MTS a fee equal to $2.0 million, with the fee paid by the Company for rendering the MTS Opinion and a previously paid retainer credited towards such amount. In addition, the Company has agreed to reimburse certain MTS’s expenses arising, and to indemnify MTS and related persons against certain liabilities that may arise, in each case in connection with any of the matters contemplated by the engagement letter.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain, or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors or affiliates during the 60 days prior to the date of this Schedule 14D-9.

Item 7. Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations

Except as indicated in this Schedule 14D-9 (including the exhibits hereto), the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company’s shares by the Company or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or the Company’s subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D by reference, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information.

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

Stockholder Approval Not Required.

Neither Parent nor Purchaser is, nor at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for any and all shares of the outstanding stock of a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the percentage of the stock, and of each class and series thereof, of the acquired corporation that would otherwise be required to adopt an agreement of merger for the acquired corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without a vote of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) the Company’s stockholders who do not tender their Shares in the Offer will be entitled to appraisal rights under Delaware law, provided that the relevant requirements under the DGCL have been satisfied, and (ii) the Company’s stockholders who do not validly exercise appraisal rights under Delaware law will, following the consummation of the Merger, receive the same consideration for their Shares as was payable in the Offer.

Appraisal Rights.

No appraisal rights are available to stockholders of the Company in connection with the Offer. However, if the Offer is completed and the Merger is consummated, the holders of record of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer (or who had tendered but subsequently validly withdrawn such tender, and not otherwise waived their appraisal rights), (ii) follow the procedures set forth in Section 262 of the DGCL to properly exercise and perfect a demand for appraisal and (iii) do not thereafter validly withdraw their demand for appraisal of such Shares in accordance with Section 262 of the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares, together with interest, if any, as determined by the Delaware Court of Chancery.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II and is incorporated by reference herein. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder of Shares” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, and who wishes to demand appraisal rights, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below. Stockholders should assume that the Company will take no action to perfect any appraisal rights of any stockholder.

The “fair value” of the Shares as determined by the Delaware Court of Chancery could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of such Shares. Stockholders should recognize that the value determined in an appraisal proceeding of the Delaware Court of Chancery could be higher or lower than, or the same as, the Merger Consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under the DGCL. Moreover, Parent and the Company may argue in an appraisal proceeding that, for purposes of such proceeding, the “fair value” of such Shares is less than the Merger Consideration.

Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Under Section 262 of the DGCL, if a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL AND A COPY OF THE FULL TEXT OF SECTION 262 OF THE DGCL IS ATTACHED HERETO AS ANNEX II. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR EXERCISING AND PERFECTING APPRAISAL RIGHTS WILL RESULT IN THE LOSS OF SUCH RIGHTS.

Stockholders wishing to exercise the right to seek an appraisal of their Shares under Section 262 of the DGCL must, in addition to the other requirements set forth in Section 262 of the DGCL, do ALL of the following:

•

the stockholder must, within the later of the consummation of the Offer (which will occur at the date and time of the acceptance for payment of Shares pursuant to and subject to the conditions of the Offer) and twenty (20) days after the mailing of the Schedule 14D-9, deliver to the Company at the address indicated below a written demand for appraisal of their Shares, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	the stockholder must not tender his, her or its Shares pursuant to the Offer; and

•	the stockholder must continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Any stockholder who sells Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.

Only a holder of record of Shares issued and outstanding immediately prior to the Effective Time may assert appraisal rights for the Shares registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record. The demand should set forth, fully and correctly, the record stockholder’s name as it appears on the records of the Company (whether the Shares are registered in book entry or represented by physical stock certificate(s)). The demand must reasonably inform the Company of the identity of the stockholder and state that the stockholder intends to demand appraisal of his, her or its Shares.

If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or on behalf of all owners of record. An authorized agent, including an agent of two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, such agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder, such as a broker who holds Shares as a nominee for several beneficial owners, some or all of whom desire to demand appraisal, may exercise appraisal rights with respect to the Shares issued and outstanding immediately prior to the Effective Time held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, however, the written demand should set forth the number of Shares issued and outstanding immediately prior to the Effective Time as to which appraisal is sought, and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares that are held in the name of the record owner. STOCKHOLDERS WHO HOLD THEIR SHARES IN BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND WHO WISH TO EXERCISE APPRAISAL RIGHTS, SHOULD CONSULT WITH THEIR BROKERS OR OTHER NOMINEES TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE NOMINEE HOLDER TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT APPRAISAL RIGHTS. IF A STOCKHOLDER HOLDS HIS, HER OR ITS SHARES THROUGH A BROKER WHO IN TURN HOLDS THE STOCKHOLDER’S SHARES THROUGH A CENTRAL SECURITIES DEPOSITORY NOMINEE SUCH AS CEDE & CO., A DEMAND FOR APPRAISAL OF SUCH SHARES MUST BE MADE BY OR ON BEHALF OF THE DEPOSITORY NOMINEE AND MUST IDENTIFY THE DEPOSITORY NOMINEE AS RECORD HOLDER.

A stockholder who elects to exercise appraisal rights under Section 262 of the DGCL should mail or deliver a written demand for appraisal to:

Applied Genetic Technologies Corporation

14193 NW 119th Terrace, Suite 10

Alachua, Florida 32615

If the Merger is consummated pursuant to Section 251(h) of the DGCL, within ten (10) days after the Effective Time, the Surviving Corporation must send an additional notice of the Effective Time to all of the Company’s stockholders who are entitled to appraisal rights and who have delivered a written demand for appraisal to the Company in accordance with Section 262 of the DGCL. Within one hundred twenty (120) days after the Effective Time, but not thereafter, the Surviving Corporation or any stockholder who has complied with the requirements of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery, with a copy served upon the Surviving Corporation in the case of a petition filed by a stockholder, demanding a determination of the “fair value” of the Shares held by all holders who did not tender in the Offer and demanded appraisal. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so and holders of Shares should not assume that the Surviving Corporation will file such petition or that it will initiate any negotiations with respect to the fair value of the Shares. If a petition for appraisal is not timely filed, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares.

Accordingly, it is the obligation of the stockholders who desire to have their Shares appraised to initiate all necessary action for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within one hundred twenty (120) days after the Effective Time, any stockholder who has complied with the provisions of Section 262 of the DGCL to that point in time will be entitled to receive from the Surviving Corporation, upon request given in writing (or by electronic transmission), a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which the Surviving Corporation has received demands for appraisal, and the aggregate number of holders of those Shares. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the previous sentence. The Surviving Corporation must mail the statement described in this paragraph to the stockholder within the later of ten (10) days of receipt of the request by the Surviving Corporation or ten (10) days after expiration of the period for delivery of demands for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is served on the Surviving Corporation, the Surviving Corporation will then be obligated, within twenty (20) days after receiving service of a copy of the petition, to file in the office of the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of their Shares have not been reached by the Surviving Corporation. After notice to stockholders who demanded appraisal of their Shares as may be required by the Delaware Court of Chancery, the Delaware Court of Chancery may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all dissenting stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court of Chancery. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the petition is held, the Delaware Court of Chancery is empowered to determine those stockholders who have complied with Section 262 of the DGCL and who are entitled to the appraisal of their Shares. The Delaware Court of Chancery may require the stockholders demanding appraisal who hold certificated Shares to submit their stock certificates to the court for notation of the pendency of the appraisal proceedings. If any stockholder fails to comply with the court’s direction, the court may dismiss the proceeding as to that stockholder. The Delaware Court of Chancery is empowered to dismiss the proceedings as to any stockholder who does not comply with such requirement. Accordingly, stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. Upon application by the Surviving Corporation or by any stockholder entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the Surviving Corporation and who has submitted such stockholder’s stock certificates to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under Section 262 of the DGCL.

The Delaware Court of Chancery will thereafter determine the “fair value” of the Shares held by stockholders who have complied with Section 262 of the DGCL, exclusive of any element of value arising from the accomplishment or expectation of the Merger, but together with the interest, if any, to be paid on the amount determined to be the “fair value.” Such interest rate shall accrue from the Effective Time through the date of payment of the judgment, compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment, unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (a) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court of Chancery and (b) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment. In determining the fair value of the Shares, the Delaware Court of Chancery is required to take into account all relevant factors. The Delaware Court of Chancery must dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the sum of the outstanding Shares or (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining “fair value” in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that “fair value” is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” The Delaware Court of Chancery may determine the “fair value” of the Shares to be more than, less than or equal to the Merger Consideration that the stockholders would otherwise receive under the Merger Agreement. If no party files a petition for appraisal in a timely manner, then stockholders will lose the right to an appraisal, and will instead receive the Merger Consideration described in the Merger Agreement.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts), and those costs may be taxed upon the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. Determinations by the Delaware Court of Chancery are subject to appellate review by the Delaware Supreme Court.

The “fair value” of the Shares as determined under Section 262 of the DGCL could be greater than, the same as or less than the Merger Consideration described in the Merger Agreement. An opinion of an investment banking firm as to the fairness, from a financial point of view, of the consideration payable in a merger is not an opinion as to, and does not in any manner address, “fair value” under Section 262 of the DGCL. No representation is made as to the outcome of the appraisal of “fair value” as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Merger Consideration. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the Merger Consideration.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote the Shares subject to the demand for any purpose or be entitled to receive any dividends or other distributions on those Shares, except dividends or other distributions payable to holders of record of Shares as of a record date prior to the Effective Time.

If no petition for appraisal is filed within one hundred twenty (120) days after the Effective Time, or if a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party delivers a written withdrawal of the stockholder’s demand for appraisal and an acceptance of the terms offered in the Merger within sixty (60) days after the Effective Time, then the right of the stockholder to appraisal will cease. Any attempt to withdraw made more than sixty (60) days after the Effective Time will require the Surviving Corporation’s written approval, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and may be conditioned on such terms as the Delaware Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Merger Consideration offered pursuant to the Merger Agreement within sixty (60) days after the

Effective Time. If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, forfeits, successfully withdraws or loses the appraisal right, the stockholder’s Shares will be converted into the right to receive the Merger Consideration described in the Merger Agreement.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by the Company’s stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to this Schedule 14D-9. To the extent that there are any inconsistencies between the foregoing summary and Section 262 of the DGCL, Section 262 of the DGCL will control.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR DEMANDING AND PERFECTING APPRAISAL RIGHTS WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE CONSIDERATION DESCRIBED IN THE MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OF SHARES AND ARE CONSIDERING EXERCISING AND PERFECTING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

Anti-Takeover Statutes.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203 of the DGCL, the Board has approved the Merger Agreement and the transactions contemplated thereby, as described in this Schedule 14D-9 and, therefore, the restrictions of Section 203 of the DGCL are inapplicable to the Merger and the Transactions.

Annual and Quarterly Reports

For additional information regarding the Company’s business and the financial results, please see the Company’s Annual Report on Form 10-K for the year ended June 30, 2022, filed with the SEC on September 27, 2022.

Forward-Looking Statements

Certain statements in this Schedule 14D-9 and in the exhibits attached hereto may constitute “forward-looking statements.” Such statements relate to a variety of matters, including but not limited to: the timing and anticipated completion of the Offer and the Merger; and other statements that are not purely statements of historical fact. These forward-looking statements are made on the basis of the Company management’s current beliefs, expectations and assumptions and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements. All such forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update or revise these statements, whether as a result of new information, future events or otherwise, except as required by law.

Factors that could cause actual results to differ materially from the forward-looking statements contained herein include, but are not limited to, statements about the proposed transactions between Parent and the Company, the expected timeline for completing the transactions, future financial and operating results and benefits of the transaction, future opportunities for the combined company and any other statements about future expectations, beliefs, goals, plans or prospects constitute forward-looking statements. Any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the risk that the proposed transactions may not be completed in a timely manner, or at all; the failure to satisfy all of the closing conditions of the proposed transactions; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement and the tender offer thereunder; the effect of the announcement or pendency of the proposed transactions on the Company’s business and operating results; the risk that the proposed transactions may disrupt the Company’s current plans and business operations; potential difficulties retaining employees as a result of the proposed transactions; risks related to the diverting of management’s attention from the Company’s ongoing business operations; the outcome of any legal proceedings that may be instituted against the Company related to the merger agreement or the tender offer thereunder; the Company’s product development and regulatory progress, including statements about the timing and outcomes from data expected in its Skyline and Vista trials and the type of data that may support registration and potential approval. Actual results could differ materially from those discussed in these forward-looking statements, due to a number of important factors, including uncertainty inherent in the clinical development and regulatory process, the extent and duration of the impact of the COVID-19 pandemic, and other risk factors discussed in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended June 30, 2022 filed with the SEC on September 27, 2022. Any forward-looking statements contained in this Schedule 14D-9 speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Item 9. Exhibits.

Exhibit Number	Description

(a)(1)	Offer to Purchase dated October 26, 2022 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Purchaser on October 26, 2022).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Parent and Purchaser on October 26, 2022).

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Parent and Purchaser on October 26, 2022).

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Parent and Purchaser on October 26, 2022).

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Parent and Purchaser on October 26, 2022).

Exhibit Number	Description

(a)(6)	Form of Summary Advertisement, published in The New York Times on October 26, 2022 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by Parent and Purchaser on October 26, 2022).

(a)(7)	Press Release issued by the Company on October 24, 2022 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 24, 2022).

(a)(8)

Transcript of joint investor conference call held on October 24, 2022 by the Company and Parent (incorporated by reference to Exhibit 99.1 to the Solicitation/Recommendation Statement on Schedule 14D-9C of the Company filed with the SEC on October 24, 2022).

(a)(9)

Internal Announcement and Frequently Asked Questions for Company Employees distributed to employees of the Company on October 24, 2022 (incorporated by reference to Exhibit 99.2 to the Solicitation/Recommendation Statement on Schedule 14D-9C of the Company filed with the SEC on October 24, 2022).

(a)(10)*	Letter to Stockholders of the Company, dated October 26, from Susan B. Washer, President, Chief Executive Officer and a Director of the Company.

(a)(11)

Twitter Post linking to Company Press Release by the Company, dated October 24, 2022 (incorporated by reference to Exhibit 99.3 to the Solicitation/Recommendation Statement on Schedule 14D-9C of the Company filed with the SEC on October 24, 2022).

(a)(12)

Twitter Post by the Company announcing Company and Parent joint investor conference call, dated October 24, 2022 (incorporated by reference to Exhibit 99.4 to the Solicitation/Recommendation Statement on Schedule 14D-9C of the Company filed with the SEC on October 24, 2022).

(a)(13)

Facebook Post linking to Company Press Release by the Company, dated October 24, 2022 (incorporated by reference to Exhibit 99.5 to the Solicitation/Recommendation Statement on Schedule 14D-9C of the Company filed with the SEC on October 24, 2022).

(a)(14)

Facebook Post by the Company announcing Company and Parent joint investor conference call, dated October 24, 2022 (incorporated by reference to Exhibit 99.6 to the Solicitation/Recommendation Statement on Schedule 14D-9C of the Company filed with the SEC on October 24, 2022).

(a)(15)

LinkedIn Post linking to Company Press Release by the Company, dated October 24, 2022 (incorporated by reference to Exhibit 99.7 to the Solicitation/Recommendation Statement on Schedule 14D-9C of the Company filed with the SEC on October 24, 2022).

(a)(16)

LinkedIn Post by the Company announcing Company and Parent joint investor conference call, dated October 24, 2022 (incorporated by reference to Exhibit 99.8 to the Solicitation/Recommendation Statement on Schedule 14D-9C of the Company filed with the SEC on October 24, 2022).

(a)(17)	Joint Press Release issued by the Company and Syncona Limited, dated October 26, 2022 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO filed by Parent and Purchaser on October 26, 2022).

(e)(1)	Agreement and Plan of Merger, dated October 23, 2022, by and among the Company, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 24, 2022).

(e)(2)	Form of Contingent Value Rights Agreement, by and between Parent and the Rights Agent (incorporated by reference to Exhibit 10.1 to the Company’s current Report on Form 8-K filed with the SEC on October 24, 2022).

(e)(3)	Tender and Support Agreement, by and among Parent, the Purchaser and certain holders of equity securities of the Company (incorporated by reference to Exhibit 10.2 to the Company’s current Report on Form 8-K filed with the SEC on October 24, 2022).

Exhibit Number	Description

(e)(4)	Confidentiality Agreement, dated June 20, 2022, between the Company and Parent (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Parent and Purchaser on October 26, 2022).

(e)(5)	2001 Stock Option Plan of the Company, as amended (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form S-1 filed with the SEC on January 10, 2014).

(e)(6)	2011 Stock Incentive Plan of the Company, as amended, and forms of Incentive Stock Option Agreement and Non-statutory Stock Option Agreement thereunder (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form S-1 filed with the SEC on January 20, 2020).(incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-1 filed with the SEC on January 10, 2014).

(e)(7)	2013 Equity And Incentive Plan of the Company (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-1 filed with the SEC on January 10, 2014).

(e)(8)	2013 Employee Stock Purchase Plan of the Company (incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form S-1 filed with the SEC on January 10, 2014).

(e)(9)	Employment Agreement dated as of September 26, 2014 between the Company and Susan B. Washer (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 2, 2014).

(e)(10)	Employment Agreement dated as of August 29, 2019 between the Company and Stephen W. Potter (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K for the year ended June 30, 2019).

(e)(11)	First Amendment to Employment Agreement by and between the Company and Stephen W. Potter, dated as of June 17, 2021 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 21, 2021).

(e)(12)	Employment Agreement, dated as of October 14, 2021, by and between the Company and Susan Schneider (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 14, 2021).

(e)(13)	Employment Agreement, dated November 9, 2021, by and between the Company and Jonathan Lieber (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K/A filed with the SEC on November 12, 2021).

(e)(14)	Employment Agreement, dated November 6, 2021, by and between the Company and Hope R. D’Oyley-Gay (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2022).

(e)(15)	Employment Agreement, dated November 15, 2021, by and between the Company and Abraham Scaria (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on February 14, 2022).

(e)(16)	Form of Indemnification Agreement for Directors of the Company Associated with an Investment Fund (incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement on Form S-1 filed with the SEC on January 10, 2014).

(e)(17)	Form of Indemnification Agreement for Directors of the Company Not Associated with an Investment Fund (incorporated by reference to Exhibit 10.24 to the Company’s Registration Statement on Form S-1 filed with the SEC on January 10, 2014).

(e)(18)	Amendment No. 1 to the Company’s Annual Report on Form 10-K for its fiscal year ended June 30, 2022 (incorporated by reference to Amendment No.1 to the Company’s Annual Report on Form 10-K/A filed with the SEC on October 24, 2022).

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2022	APPLIED GENETIC TECHNOLOGIES CORPORATION

	By:	/s/ Susan B. Washer
	Name:	Susan B. Washer
	Title:	President and Chief Executive Officer

Annex I

MTS SECURITIES, LLC

CONFIDENTIAL

October 23, 2022

Board of Directors

Applied Genetic Technologies Corporation

14193 NW 199th Terrace

Suite 10

Alachua, Florida 32615

Members of the Board of Directors:

We understand that Applied Genetic Technologies Corporation, a Delaware corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger, to be dated on or about October 23, 2022 (the “Merger Agreement”), by and among the Company, Alliance Holdco Limited, a private limited company organized under the laws of England and Wales (“Parent”), and Alliance Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (the “Purchaser”), pursuant to which Parent will cause the Purchaser to commence a tender offer (as it may be amended from time to time as permitted under the Merger Agreement, the “Offer”) to purchase all the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) for (i) $0.34 per share of Company Common Stock, net to the seller in cash, without interest (the “Cash Consideration”) and (ii) one (1) contractual contingent value right (a “CVR”) per share of Company Common Stock (the “CVR Consideration”; the Cash Consideration and the CVR Consideration are collectively referred to as the “Offer Price”). We further understand that, subject to and in accordance with the terms and conditions of a Contingent Value Rights Agreement to be entered into by and between Parent and Computershare Inc. and its affiliate Computershare Trust Company, N.A., as the rights agent thereunder (the “CVR Agreement”), each CVR shall entitle the holder thereof to receive certain payments upon the achievement of certain milestones provided in the CVR Agreement (each, a “Milestone Payment”), if any, without interest. We further understand that the Merger Agreement further provides that, following the consummation of the Offer, the Purchaser shall be merged with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “Merger” and together with the Offer, the “Transactions”), with the Company continuing as the surviving corporation following the Merger, and each share of Company Common Stock that is not validly tendered and accepted pursuant to the Offer (other than shares of Company Common Stock (A) that are held in treasury by the Company or held by any wholly owned subsidiary of the Company as of immediately prior to the effective time under the Merger Agreement, (B) owned by Parent, the Purchaser or any wholly-owned subsidiary of Parent as of immediately prior to the effective time under the Merger Agreement or (C) held by any stockholder who has demanded appraisal for such shares under Section 262 of the General Corporation Law of the State of Delaware (all such shares described in any of clauses (A), (B) or (C), the “Excluded Shares”)) will be converted into the right to receive the Offer Price. The terms and conditions of the Transactions are more fully set forth in the Merger Agreement and capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

We also understand that the Merger Agreement contemplates that, in connection with the execution and delivery of the Merger Agreement, one or more stockholders of the Company will enter into a tender and support agreement (the “Support Agreement”), dated as of the date of the Merger Agreement, by and among Parent, the Purchaser and each such stockholder, pursuant to which such stockholder will agree, among other things, to tender to the Purchaser in the Offer the shares of Company Common Stock it owns.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to the holders of shares of the Company Common Stock (other than Parent, the Purchaser and their respective affiliates and holders of Excluded Shares) of the Offer Price to be received by such holders pursuant to the Transactions.

In the course of performing our review and analyses for rendering the opinion set forth below, we have:

(i)

reviewed the financial terms of a draft copy of the Merger Agreement dated as of October 22, 2022, which was the most recent draft available to us (the “Draft Merger Agreement”), the financial terms of a draft copy of the CVR Agreement dated as of October 22, 2022, which was the most recent draft made available to us (the “Draft CVR Agreement”), and the financial terms of a draft copy of the Support Agreement dated as of October 22, 2022, which was the most recent draft available to us (the “Draft Support Agreement”);

(ii)	reviewed certain publicly available business and financial information concerning the Company and the industry in which it operates;

(iii)	reviewed certain internal financial analyses and forecasts prepared by and provided to us by the management of the Company relating to its business (the “Company Projections”);

(iv)	conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (ii)-(iii) above and any other matters we deemed relevant;

(v)	reviewed and analyzed the reported current and historical prices and trading history of shares of the Company Common Stock;

(vi)

reviewed and analyzed, in light of the business, operations and assets of the Company, the Company’s assumptions about the cash consideration that would likely be received by the holders of Company Common Stock if the Company were to undergo a liquidation; and

(vii)	performed such other financial studies, analyses and investigations and considered such other information as we deemed appropriate for the purposes of the opinion set forth below.

In arriving at the opinion set forth below, we have assumed and relied upon, without assuming liability or responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information that was publicly available or was provided to, discussed with or reviewed by us and upon the assurances of the management of the Company that they are not aware of any material relevant developments or matters related to the Company or that may affect any of the Transactions that has been omitted or that remains undisclosed to us. The opinion set forth below does not address any legal, regulatory, tax, accounting or financial reporting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from other advisors, and we have relied with your consent on any assessments made by such other advisors to the Company with respect to such matters. Without limiting the foregoing, we have not considered any tax effects of the Transactions or the form or transaction structure of the Transactions on any person or entity. We have not conducted any independent verification of the Company Projections, and we express no view as to the Company Projections or the assumptions on which they are based. Without limiting the generality of the foregoing, with respect to the Company Projections, we have assumed, with your consent and based upon discussions with the Company’s management, that they have been reasonably prepared in good faith and that the Company Projections reflect the best currently available estimates and judgments of the management of the Company of the future results of operations and financial performance of, and the impact of the effects of the coronavirus pandemic (COVID-19) and related events on, the Company.

In arriving at the opinion set forth below, we have made no analysis of, and express no opinion as to, the adequacy of the reserves of the Company and have relied upon information supplied to us by the Company as to such adequacy. In addition, we have not made any independent evaluations or appraisals of the assets or liabilities (including any contingent derivatives or off-balance-sheet assets or liabilities) of the Company or any of its subsidiaries, and we have not been furnished with any such evaluations or appraisals, nor have we evaluated the solvency of the Company or any other entity under any state or federal law relating to bankruptcy, insolvency or similar matters. Based on the present operations of the Company and at your direction and with your consent, we have used the liquidation values of the Company as provided to us and have not performed any going concern analyses in connection with the opinion set forth below. We express no opinion regarding the liquidation value of the Company or any other entity. We have assumed that there has been no material change in the assets, financial condition, business or prospects of the Company or any of its subsidiaries since the date of the most recent relevant financial statements or financial information made available to us. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which the Company or any of its affiliates is a party or may be subject, and, at the direction of the Company and with your consent, the opinion set forth below makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither the Company nor Parent, nor any of their respective subsidiaries, is party to any material pending transaction that has not been disclosed to us, including any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Transactions. We have not conducted, nor have we assumed any obligation to conduct, any physical inspection of the properties or facilities of the Company or any of its subsidiaries. We also have not considered any potential legislative or regulatory changes currently being considered or that may be adopted by any governmental or regulatory bodies or any potential changes in accounting methods or generally accepted accounting principles that may be adopted.

We have assumed that the representations and warranties of each party contained in each of the Merger Agreement, the CVR Agreement and the Support Agreement and in all other related documents and instruments that are referred to therein are and will be true and correct as of the date or the dates made or deemed made, that each party thereto will fully and timely perform all of the covenants and agreements required to be performed by it under the Merger Agreement, the CVR Agreement or the Support Agreement and any other agreement contemplated thereby, that all conditions to the consummation of any of the Transactions will be satisfied without waiver thereof and that the Transactions will be consummated in accordance with the terms of the Merger Agreement, the CVR Agreement and the Support Agreement without waiver, modification or amendment of any term, condition or agreement thereof. We have assumed that the final form of each of the Merger Agreement, the CVR Agreement and the Support Agreement will be in all respects relevant to our analysis identical to the Draft Merger Agreement, the Draft CVR Agreement and Draft Support Agreement, respectively. We have also assumed that any governmental, regulatory and other consents and approvals contemplated in connection with any of the Transactions will be obtained and that, in the course of obtaining any of those consents and approvals, no restrictions will be imposed or waivers made that would have an adverse effect on the Company, Parent or the benefits contemplated to be realized as a result of the Transactions. For purposes of the opinion set forth below, we have assumed, at your direction and with your consent, that achievement of the conditions for each Milestone Payment will occur as and to the extent contemplated by the Company Projections and that the corresponding Milestone Payments will be paid to each holder of a CVR to the extent thereof.

For purposes of our opinion set forth below, we have assumed, at your direction and with your consent, the following facts relating to the Company’s liquidity: (i) the Company has limited funding and difficulty in raising capital, and absent additional capital would be required to seek liquidation, (ii) the Company has been unsuccessful in raising additional capital to address the Company’s liquidity shortfall and has no offers to provide additional capital to the Company or enter into a business combination transaction other than the proposed Transactions, (iii) based on the foregoing, the Company Projections are not fully financed, (iv) based on the foregoing, the Company does not, and does not intend to, engage in any activity that may result in the generation of any revenue, and (v) absent the Transactions, the Company would be required to seek liquidation. In light of the facts and circumstances, we have assumed, without independent verification, the Company’s assumptions about the cash consideration that would likely be received by the holders of Company Common Stock if the Company were to undergo a liquidation, as compared to the Offer Price in the Transaction. We have taken the foregoing facts and assumptions (together with the other facts and assumptions set forth in this letter) into account when determining the meaning of “fairness” for purposes of the opinion set forth below.

The opinion set forth below is necessarily based on economic, market, financial and other conditions as they exist, and on the information made available to us, as of the date of this letter. It should be understood that, although subsequent developments may affect the conclusion reached in such opinion, we do not have any obligation to update, revise or reaffirm the opinion set forth below.

The opinion set forth below addresses solely the fairness, from a financial point of view, to the holders of shares of the Company Common Stock (other than Parent, the Purchaser and their respective affiliates and holders of Excluded Shares) of the Offer Price to be received by such holders pursuant to the Transactions and does not address any other terms in the Merger Agreement, the CVR Agreement or the Support Agreement or any other agreement relating to any of the Transactions or any other aspect or implication of any of the Transactions, including any financing arrangements to be entered into in connection with the Transactions. The opinion set forth below does not address the Company’s underlying business decision to proceed with the Transactions or the relative merits of the Transactions compared to other alternatives available to the Company. We express no opinion as to the prices or ranges of prices at which shares or other securities of any person, including shares of the Company Common Stock, will trade at any time, including following the announcement or consummation of any of the Transactions. For purposes of the opinion set forth below, we have not considered any impact of any additional rights or obligations of any holder of shares of Company Common Stock pursuant to any Support Agreement entered into by any such holder with Parent and/or the Purchaser in connection with the Transactions. We have not been requested to opine as to, and the opinion set forth below does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to any of the Transactions, or any class of such persons, relative to the consideration to be received by the stockholders of the Company in connection with the Transactions or with respect to the fairness of any such compensation.

It is understood that this letter and the opinion set forth below are provided to the Board of Directors of the Company for its information in connection with their consideration of the Transactions and may not be used for any other purpose or disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever without our prior written consent, except that a copy of this letter may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Transactions if such inclusion is required by applicable law. The opinion set forth below does not constitute a recommendation to the Board of Directors of the Company or any committee thereof or any stockholder of the Company as to how to vote or take any other action in connection with any of the Transactions, including whether any stockholder should tender his, her or its shares in the Offer.

As part of our investment banking services, we are regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, and for other purposes. We have acted as the Company’s financial advisor in connection with the Transactions and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Transactions. We will receive a fee for rendering the opinion set forth below. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We may also seek to provide investment banking and/or financial advisory services to the Company, Parent or their respective affiliates in the future and expect to receive fees for the rendering of any such services.

The opinion set forth below was reviewed and approved by a fairness committee of MTS Securities, LLC.

Based upon and subject to the foregoing, it is our opinion as of the date hereof that the Offer Price to be received by the holders of shares of the Company Common Stock (other than Parent, the Purchaser and their respective affiliates and holders of Excluded Shares) pursuant to the Transactions is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ MTS Securities, LLC

MTS SECURITIES, LLC

Annex II Section 262 of the General Corporation Law of the State of Delaware

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, or conversion, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation or conversion nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent or converting corporation in a merger, consolidation or conversion to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title (other than, in each case and solely with respect to a domesticated corporation, a merger, consolidation or conversion authorized pursuant to and in accordance with the provisions of § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for conversion (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent or converting corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity if such entity is a corporation as a result of the conversion, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation or conversion will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation or conversion for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation or conversion, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation or conversion shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation or conversion, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation or conversion, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation or conversion was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent or converting corporation before the effective date of the merger, consolidation or conversion, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent or converting corporation who is entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent or converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation or conversion, shall, also notify such stockholders of the effective date of the merger, consolidation or conversion. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation or conversion, either (i) each such constituent corporation or the converting corporation shall send a second notice before the effective date of the merger, consolidation or conversion notifying each of the holders of any class or series of stock of such constituent or converting corporation that are entitled to appraisal rights of the effective date of the merger, consolidation or conversion or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation or conversion, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation or conversion and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation or conversion, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation or conversion, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion.

Within 120 days after the effective date of the merger, consolidation or conversion, any person who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation or conversion (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation or conversion the shares of the class or series of stock of the constituent or converting corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation or conversion for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation or conversion, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation or conversion through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) From and after the effective date of the merger, consolidation or conversion, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation or conversion); provided, however, that if no petition for an appraisal is filed within the time provided in subsection (e) of this section, or if a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion within 60 days after the effective date of the merger, consolidation or conversion, as set forth in subsection (e) of this section.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

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